Filed Pursuant to Rule 424(b)(3)

Registration No. 333-273728

PROSPECTUS SUPPLEMENT NO. 6

(to prospectus dated August 10, 2023)

GOODNESS GROWTH HOLDINGS, INC.

15,000,000 Subordinate Voting Shares

Up to 80,670,773 Subordinate Voting Shares Underlying Notes

Up to 6,250,000 Subordinate Voting Shares Underlying Warrants

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated August 10, 2023 (the “Prospectus”), with the information contained in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2023. Accordingly, we have attached such report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale by the selling security holders named in the Prospectus (the “Selling Shareholders”) of up to an aggregate of 101,920,773 of our subordinate voting shares (“subordinate voting shares”), which consist of: (i) up to 15,000,000 subordinate voting shares issued in a private offering to certain Selling Shareholders in connection with a Fifth Amendment to Credit Agreement and First Amendment to Security Agreement by and among Goodness Growth Holdings, Inc., certain of its subsidiaries, the persons from time-to-time party thereto as guarantors, the lenders party thereto, and Chicago Atlantic Admin, LLC, as administrative agent and as collateral agent, dated as of March 31, 2023 (the “Fifth Amendment”); (ii) up to 80,670,773 subordinate voting shares that are issuable from time to time to certain Selling Shareholders upon conversion of, and payment of interest on, convertible notes issued in a private offering pursuant to a Sixth Amendment to the Credit Agreement by and among Goodness Growth Holdings, Inc., certain of its subsidiaries, the persons from time-to-time party thereto as guarantors, the lenders party thereto, and Chicago Atlantic Admin, LLC, as administrative agent and as collateral agent, dated as of April 28, 2023 (the “Sixth Amendment”); and (iii) up to 6,250,000 subordinate voting shares that are issuable from time to time to certain of the Selling Shareholders upon the exercise of warrants to purchase our subordinate voting shares that were issued in a private offering to Selling Shareholders in connection with the Sixth Amendment.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, any may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our subordinate voting shares are listed on the Canadian Securities Exchange (the “CSE”) under the symbol “GDNS” and on the OTCQX under the symbol “GDNSF.” On December 5, 2023, the closing sale price of our subordinate voting shares as reported on the CSE was C$0.325 and the closing sale price of our subordinate voting shares on the OTCQX was $0.242.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 13 of the Prospectus. Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 6, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 000-56225

GOODNESS GROWTH HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	82-3835655
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

207 South 9th Street, Minneapolis, MN	55402
(Address of principal executive offices)	(Zip Code)

(612) 999-1606
(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes  ☑    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes  ☑    No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	◻	Accelerated filer	◻
Non-accelerated filer	☑	Smaller reporting company	☑
		Emerging growth company	☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes  ☐    No  ☑

As of November 11, 2023, the registrant had the following number of shares of each of its classes of registered securities outstanding: Subordinate Voting Shares – 108,332,330; Multiple Voting Shares – 347,940; and Super Voting Shares – 0.

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements

GOODNESS GROWTH HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(In U.S Dollars, unaudited and condensed)

	September 30,	December 31,
	2023	2022
Assets
Current assets:
Cash	$13,296,137	$15,149,333
Accounts receivable, net of allowance for doubtful accounts of $344,937 and $453,860, respectively	5,688,782	4,286,072
Inventory	19,056,338	20,508,023
Prepayments and other current assets	1,834,013	2,544,532
Notes receivable, current	3,750,000	—
Warrants receivable	1,566,445	—
Assets Held for Sale	89,918,392	4,240,781
Total current assets	135,110,107	46,728,741
Property and equipment, net	23,812,949	89,606,932
Operating lease, right-of-use asset	2,182,174	6,110,787
Notes receivable, long-term	—	3,750,000
Intangible assets, net	8,935,019	8,776,946
Goodwill	—	183,836
Deposits	383,645	2,312,161
Deferred tax assets	1,245,000	1,687,000
Total assets	$171,668,894	$159,156,403
Liabilities
Current liabilities
Accounts Payable and Accrued liabilities	$33,638,534	$14,928,780
Long-Term debt, current portion	55,432,463	11,780,000
Right of use liability	907,998	1,680,294
Liabilities held for sale	75,439,119	1,319,847
Total current liabilities	165,418,114	29,708,921
Right-of-use liability	9,700,492	79,757,994
Other long-term liabilities	235,577	—
Convertible debt, net	5,107,477	—
Long-Term debt, net	4,060,633	46,248,604
Total liabilities	$184,522,293	$155,715,519

Commitments and contingencies (refer to Note 17)

Stockholders’ equity (deficiency)
Subordinate Voting Shares ($- par value, unlimited shares authorized; 108,332,330 shares issued and outstanding)	—	—
Multiple Voting Shares ($- par value, unlimited shares authorized; 347,940 shares issued and outstanding)	—	—
Super Voting Shares ($- par value; unlimited shares authorized; 0 shares issued and outstanding)	—	—
Additional Paid in Capital	185,991,816	181,321,847
Accumulated deficit	(198,845,215)	(177,880,963)
Total stockholders' equity (deficiency)	$(12,853,399)	$3,440,884
Total liabilities and stockholders' equity (deficiency)	$171,668,894	$159,156,403

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

GOODNESS GROWTH HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS

(In U.S. Dollars, unaudited and condensed)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Revenue	$24,675,145	$18,854,101	$63,960,125	$55,582,821
Cost of sales
Product costs	10,493,561	9,186,241	30,347,357	29,532,469
Inventory valuation adjustments	984,196	131,000	1,563,872	3,657,788
Gross profit	13,197,388	9,536,860	32,048,896	22,392,564
Operating expenses:
Selling, general and administrative	6,749,314	8,489,728	21,965,576	26,393,136
Stock-based compensation expenses	296,617	896,081	4,009,415	2,636,594
Depreciation	99,929	167,940	377,121	487,164
Amortization	180,034	172,267	498,828	516,800
Total operating expenses	7,325,894	9,726,016	26,850,940	30,033,694

Income (loss) from operations	5,871,494	(189,156)	5,197,956	(7,641,130)

Other income (expense):
Impairment of long-lived assets	—	(2,108,703)	—	(7,476,618)
Gain (loss) on disposal of assets	(50,686)	—	(2,798,567)	168,359
Gain (loss) on sale of property and equipment	—	7,583	—	(3,347)
Interest expenses, net	(7,915,658)	(5,573,263)	(22,795,242)	(15,472,885)
Other income (expenses)	345,824	79,750	6,166,472	1,196,975
Other income (expenses), net	(7,620,520)	(7,594,633)	(19,427,337)	(21,587,516)

Loss before income taxes	(1,749,026)	(7,783,789)	(14,229,381)	(29,228,646)

Current income tax expenses	(3,980,000)	(1,790,000)	(7,357,871)	(4,130,000)
Deferred income tax recoveries	500,000	1,150,000	623,000	4,185,000
Net loss and comprehensive loss	(5,229,026)	(8,423,789)	(20,964,252)	(29,173,646)
Net loss per share - basic and diluted	$(0.04)	$(0.07)	$(0.16)	$(0.23)
Weighted average shares used in computation of net loss per share - basic & diluted	141,332,852	128,120,949	132,576,879	128,114,570

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

GOODNESS GROWTH HOLDINGS, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)

(In U.S. Dollars, unaudited and condensed)

	Common Stock
	SVS		MVS		Super Voting Shares				Total
							Additional Paid-	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	in Capital	Deficit	Equity (deficiency)
Balance, January 1, 2022	81,298,228	$—	402,720	$—	65,411	$—	$178,429,422	$(135,423,519)	$43,005,903
Conversion of MVS shares	4,733,600	—	(47,336)	—	—	—	—	—	—
Options exercised	15,002	—	—	—	—	—	7,201	—	7,201
Stock-based compensation	—	—	—	—	—	—	2,636,594	—	2,636,594
Net Loss	—	—	—	—	—	—	—	(29,173,646)	(29,173,646)
Balance at September 30, 2022	86,046,830	$—	355,384	$—	65,411	$—	$181,073,217	$(164,597,165)	$16,476,052

Balance, January 1, 2023	86,721,030	$—	348,642	$—	65,411	$—	$181,321,847	$(177,880,963)	$3,440,884
Conversion of MVS shares	70,200	—	(702)	—	—	—	—	—	—
Conversion of Super Voting Shares	6,541,100	—	—	—	(65,411)	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	2,765,011	—	2,765,011
Shares issued in financing activities	15,000,000	—	—	—	—	—	1,407,903	—	1,407,903
Warrants issued in financing activities	—	—	—	—	—	—	497,055	—	497,055
Net Loss	—	—	—	—	—	—	—	(20,964,252)	(20,964,252)
Balance at September 30, 2023	108,332,330	$—	347,940	$—	—	$—	$185,991,816	$(198,845,215)	$(12,853,399)

	Common Stock
	SVS		MVS		Super Voting Shares				Total
							Additional Paid-	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	in Capital	Deficit	Equity (deficiency)
Balance, July 1, 2022	84,111,628	$—	374,586	$—	65,411	$—	$180,169,935	$(156,173,376)	$23,996,559
Conversion of MVS shares	1,920,200	—	(19,202)	—	—	—	—	—	—
Options exercised	15,002	—	—	—	—	—	7,201	—	7,201
Stock-based compensation	—	—	—	—	—	—	896,081	—	896,081
Net Loss	—	—	—	—	—	—	—	(8,423,789)	(8,423,789)
Balance at September 30, 2022	86,046,830	$—	355,384	$—	65,411	$—	$181,073,217	$(164,597,165)	$16,476,052

Balance, July 1, 2023	86,721,030	$—	348,642	$—	65,411	$—	$185,691,379	$(193,616,189)	$(7,924,810)
Conversion of MVS shares	70,200	—	(702)	—	—	—	—	—	—
Conversion of Super Voting Shares	6,541,100	—	—	—	(65,411)	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	300,437	—	300,437
Shares issued in financing activities	15,000,000	—	—	—	—	—	—	—	—
Net Loss	—	—	—	—	—	—	—	(5,229,026)	(5,229,026)
Balance at September 30, 2023	108,332,330	$—	347,940	$—	—	$—	$185,991,816	$(198,845,215)	$(12,853,399)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

GOODNESS GROWTH HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollars, except for per share data, unaudited and condensed)

	September 30,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(20,964,252)	$(29,173,646)
Adjustments to reconcile net loss to net cash used in operating activities:
Inventory valuation adjustments	1,563,872	3,657,788
Depreciation	377,121	487,164
Depreciation capitalized into inventory	1,846,418	1,959,536
Non-cash operating lease expense	423,821	852,687
Amortization of intangible assets	498,828	516,800
Amortization of intangible assets capitalized into inventory	24,779	—
Stock-based payments	4,009,415	2,636,594
Warrants receivable	(1,566,445)	—
Interest Expense	5,111,930	3,430,733
Impairment of long-lived assets	—	7,476,618
Deferred income tax	(623,000)	(4,185,000)
Accretion	800,392	3,407,030
Loss (gain) on sale of property and equipment	—	3,347
Loss on disposal of Red Barn Growers	2,909,757	—
Loss (gain) on disposal of assets	(111,190)	—
Gain on disposal of royalty asset	—	(168,359)
Change in operating assets and liabilities:
Accounts Receivable	(902,709)	(1,408,580)
Prepaid expenses	684,987	(1,601,742)
Inventory	(1,932,554)	(2,205,236)
Accounts payable and accrued liabilities	7,459,350	2,360,044
Change in assets and liabilities held for sale	(116,882)	—
Net cash used in operating activities	$(506,362)	$(11,954,222)

CASH FLOWS FROM INVESTING ACTIVITIES:
PP&E Additions	$(2,630,724)	$(4,938,587)
Intangible license additions	(1,090,919)	—
Proceeds from sale of Red Barn Growers net of cash	439,186	387,512
Proceeds from sale of property, plant, and equipment	242,088	—
Proceeds from sale of royalty asset	—	236,635
Deposits	(263,545)	(482,539)
Net cash provided by (used in) investing activities	$(3,303,914)	$(4,796,979)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt, net of issuance costs	$—	$24,868,143
Proceeds from convertible debt, net of issuance costs	5,348,140	—
Proceeds from option exercises	—	7,201
Debt principal payments	(1,976,362)	—
Lease principal payments	(1,414,698)	(1,437,346)
Net cash provided by (used in) financing activities	$1,957,080	$23,437,998

Net change in cash	$(1,853,196)	$6,686,797

Cash, beginning of period	$15,149,333	$15,155,279

Cash, end of period	$13,296,137	$21,842,076

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

GOODNESS GROWTH HOLDINGS, INC.

Notes to Unaudited Condensed Consolidated Financial Statements

1. Description of Business and Summary

Goodness Growth Holdings, Inc. (“Goodness Growth” or the “Company”) (formerly, Vireo Health International, Inc.) was incorporated under the Alberta Business Corporations Act on November 23, 2004, as Dominion Energy, Inc.. Vireo Health, Inc., (“VHI”) was incorporated under the laws of the State of Delaware on December 28, 2017, with an effective date of January 1, 2018. Through a series of transactions known, colloquially, as a “reverse-triangular merger,” on March 18, 2019, VHI was acquired by a subsidiary of the Company, with the result that the former shareholders of VHI comprised over 99% of the shareholders of the Company. The Company was previously listed on the Canadian Securities Exchange (the “CSE”) under ticker symbol “VREO.” On June 9, 2021, the Company changed its name to Goodness Growth Holdings, Inc. and its ticker symbol on the CSE to “GDNS.”

Goodness Growth is a cannabis company whose mission is to provide safe access, quality products and value to its customers while supporting its local communities through active participation and restorative justice programs. Goodness Growth operates cannabis cultivation, production, and dispensary facilities in Maryland, Minnesota, and New York, and formerly in New Mexico, Arizona, and Ohio.

While marijuana and CBD-infused products are legal under the laws of many U.S. states (with vastly differing restrictions), the United States Federal Controlled Substances Act classifies all “marijuana” as a Schedule I drug. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of safety for the use of the drug under medical supervision. Recently some federal officials have attempted to distinguish between medical cannabis use as necessary, but recreational use as “still a violation of federal law.” At the present time, the distinction between “medical marijuana” and “recreational marijuana” does not exist under U.S. federal law.

On January 31, 2022, the Company entered into an Arrangement Agreement (the “Arrangement Agreement”) with Verano Holdings Corp. (“Verano”), pursuant to which Verano was to have acquired all of the issued and outstanding shares of Goodness Growth pursuant to a plan of arrangement (the “Plan of Arrangement”) under the Business Corporations Act (British Columbia) (the “Arrangement”). Subject to the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement, holders of Goodness Growth Shares were to receive 0.22652 of a subordinate voting share of Verano (each a “Verano Subordinate Voting Share”), subject to adjustment as described in the Arrangement Agreement (the “Exchange Ratio”), for each Subordinate Voting Share held, and 22.652 Verano Subordinate Voting Shares for each Multiple Voting Share and Super Voting Share held, immediately prior to the effective time of the Arrangement.

On October 13, 2022, Goodness Growth received a notice of purported termination of the Arrangement Agreement (the “Notice”) from Verano. The Notice asserted certain breaches of the Arrangement Agreement, including claims the Company’s public filings and communications with respect to its business and ongoing operations were misleading and that the Company breached its representations to Verano under the Arrangement Agreement. Verano also claimed, as a result of such breaches, it is entitled to payment of a $14,875,000 termination fee and its transaction expenses. Goodness Growth denies all of Verano’s allegations and affirmatively asserts that it has complied with its obligations under the Arrangement Agreement, and with its disclosure obligations under US and Canadian law, in all material respects at all times. The Company believes that Verano had no factual or legal basis to justify or support purported termination of the Arrangement Agreement, which the Company determined to treat as a repudiation of the Arrangement Agreement.

On October 21, 2022, Goodness Growth commenced an action in the Supreme Court of British Columbia against Verano after Verano repudiated the Arrangement Agreement. The Company is seeking damages, costs and interest, based on Verano's breach of contract and of its duty of good faith and honest performance. On November 14, 2022, Verano filed counterclaims against the Company for the termination fee and transaction expenses described above. Due to uncertainties inherent in litigation, it is not possible for Goodness Growth to predict the timing or final outcome of the legal proceedings against Verano or to determine the amount of damages, if any, that may be awarded.

The termination of the Arrangement Agreement gives rise to substantial doubt about the Company’s ability to continue as a going concern. Company management is working with the Company’s lenders, counsel, and other applicable parties to implement a plan to effectively mitigate the conditions giving rise to substantial doubt. Elements of this plan may include, but are not limited to, asset sales, debt restructuring, and capital raises. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, the Company’s continuance as going concern is dependent on its future profitability and implementation of the aforementioned plan. The Company may not be successful in these efforts.

2. Summary of Significant Accounting Policies

Significant Accounting Policies

The Company’s significant accounting policies are described in Note 2 to the Company’s consolidated financial statements included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the United States Securities and Exchange Commission (“SEC”) on March 31, 2023, (the "Annual Financial Statements"). There have been no material changes to the Company’s significant accounting policies.

Basis of presentation

The accompanying unaudited condensed consolidated financial statements reflect the accounts of the Company. The information included in these statements should be read in conjunction with the Annual Financial Statements. The unaudited condensed consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC. In the opinion of management, the financial data presented includes all adjustments necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. Results of interim periods should not be considered indicative of the results for the full year. These unaudited interim condensed consolidated financial statements include estimates and assumptions of management that affect the amounts reported in the unaudited condensed consolidated financial statements. Actual results could differ from these estimates.

Basis of consolidation

These unaudited condensed consolidated financial statements include the accounts of the following entities wholly owned, or effectively controlled by the Company during the period ended September 30, 2023:

Name of entity	Place of incorporation
Vireo Health, Inc.	Delaware, USA
Vireo Health of New York, LLC	New York, USA
Minnesota Medical Solutions, LLC	Minnesota, USA
MaryMed, LLC	Maryland, USA
Vireo of Charm City, LLC	Maryland, USA
1776 Hemp, LLC	Delaware, USA
Vireo Health of Massachusetts, LLC	Delaware, USA
Mayflower Botanicals, Inc.	Massachusetts, USA
EHF Cultivation Management, LLC	Arizona, USA
Vireo Health of New Mexico, LLC	Delaware, USA
Red Barn Growers, Inc.	New Mexico, USA
Resurgent Biosciences, Inc.	Delaware, USA
Vireo Health of Puerto Rico, LLC	Delaware, USA
Vireo Health de Puerto Rico, Inc.	Puerto Rico
XAAS Agro, Inc.	Puerto Rico
Vireo Health of Nevada 1, LLC	Nevada, USA
Verdant Grove, Inc.	Massachusetts, USA

The entities listed are wholly owned or effectively controlled by the Company and have been formed or acquired to support the intended operations of the Company, and all intercompany transactions and balances have been eliminated in the Company's unaudited condensed consolidated financial statements.

Recently adopted accounting pronouncements

In October of 2021 FASB issued ASU 2021-08 Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The update is intended to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to the recognition of an acquired contract liability and payment terms and their effect on subsequent revenue recognized by the acquirer. The adoption of the standard on January 1, 2023, did not have a material impact on the Company's results of operations or cash flows.

Net loss per share

Basic net loss per share is computed by dividing reported net loss by the weighted average number of common shares outstanding for the reported period. Diluted net loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock of the Company during the reporting period. Diluted net loss per share is computed by dividing net loss by the sum of the weighted average number of common shares and the number of potential dilutive common share equivalents outstanding during the period. Potential dilutive common share equivalents consist of the incremental common shares issuable upon the exercise of vested share options and the incremental shares issuable upon conversion of the convertible notes. Potential dilutive common share equivalents consist of stock options, warrants, and restricted stock units.

In computing diluted earnings per share, common share equivalents are not considered in periods in which a net loss is reported, as the inclusion of the common share equivalents would be anti-dilutive. The Company recorded a net loss for the three and nine month periods ended September 30, 2023, and 2022, presented in these financial statements, and as such there is no difference between the Company’s basic and diluted net loss per share for these periods.

The anti-dilutive shares outstanding for the nine month period ending September 30, 2023, and 2022 were as follows:

	September 30,
	2023	2022
Stock options	29,633,217	26,121,908
Warrants	9,437,649	3,037,649
RSUs	2,714,491	1,094,200
Convertible debt	42,074,926	—
Total	83,860,283	30,253,757

Revenue Recognition

The Company’s primary source of revenue is from wholesale of cannabis products to dispensary locations and direct retail sales to eligible customers at the Company-owned dispensaries. Substantially all of the Company’s retail revenue is from the direct sale of cannabis products to medical customers.

The following table represents the Company’s disaggregated revenue by source:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Retail	$20,147,074	$16,389,226	$53,761,973	$45,842,941
Wholesale	4,299,106	2,464,875	9,969,187	9,739,880
Service	228,965	—	228,965	—
Total	$24,675,145	$18,854,101	$63,960,125	$55,582,821

New accounting pronouncements not yet adopted

None.

3. Business Combinations and Dispositions

Dispositions

On June 23, 2023, the Company divested all the assets and liabilities of Red Barn Growers, Inc., a New Mexico nonprofit organization effectively controlled by the Company’s subsidiary company, Vireo Health of New Mexico, LLC, to 37 Management Group, Inc., a New Mexico corporation (“37 Management”). As part of this transaction, the Company is to be paid $1,000,000, less cash on hand of $60,814, of which $439,186 was paid at closing, and $500,000 is to be paid within one year of the close date. Consideration received was less than the net book value of the transferred assets and liabilities of $3,848,943, resulting in a loss of $2,909,757 which was recorded in the consolidated statement of loss and comprehensive loss for the nine months ended September 30, 2023.

On March 31, 2022, the Company sold the rights to a 10% royalty on future net revenues generated by High Gardens, Inc., a former subsidiary of the Company that was divested in 2020, for cash consideration of $236,635. The carrying value of the intangible royalty asset prior to disposition was $68,276, resulting in a gain of $168,359 which was recorded in the unaudited condensed consolidated statement of loss and comprehensive loss for the nine months ended September 30, 2022.

Assets Held for Sale

As of September 30, 2023, the Company identified property, equipment, and lease assets and liabilities associated with the businesses in New York, Nevada, Puerto Rico, and Massachusetts with carrying amounts that are expected to be recovered principally through sale or disposal rather than through continuing use such that the Company can better manage working capital and generate more favorable future cash flows. The sale of these assets and liabilities is highly probable, they can be sold in their immediate condition, and the sales are expected to occur within the next twelve months. As such, these assets and liabilities have been classified as “held for sale.” Assets and liabilities held for sale are as follows:

Assets held for sale
Property and equipment	$81,471,620
Intangible assets	662,500
Operating lease, right-of-use asset	4,444,386
Deferred Tax Assets	1,065,000
Deposits	2,274,886
Total assets held for sale	$89,918,392

Liabilities held for sale
Right of Use Liability	$75,439,119
Total liabilities held for sale	$75,439,119

4. Fair Value Measurements

The Company complies with ASC 820, Fair Value Measurements, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. In general, fair values determined by Level 1 inputs utilize quoted prices

(unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.

Items measured at fair value on a non-recurring basis

The Company’s non-financial assets, such as prepayments and other current assets, long lived assets, including property and equipment, goodwill, and intangible assets, are measured at fair value when there is an indicator of impairment and are recorded at fair value only when an impairment charge is recognized. No indicators of impairment existed as of September 30, 2023, and therefore no impairment charges were recorded.

The carrying value of the Company’s accounts receivable, accounts payable, and accrued liabilities approximate their fair value due to their short-term nature, and the carrying value of notes receivable, long-term debt, and convertible debt approximates fair value as they bear a market rate of interest.

5. Accounts Receivable

Trade receivables are comprised of the following items:

	September 30,	December 31,
	2023	2022
Trade receivable	$2,058,671	$1,421,027
Tax withholding receivable	2,789,504	2,755,396
Other	840,607	109,649
Total	$5,688,782	$4,286,072

Included in the trade receivables, net balance at September 30, 2023, and December 31, 2022, is an allowance for doubtful accounts of  $60,777 and $169,699 respectively. Included in the tax withholding receivable, net balance at September 30, 2023, and December 31, 2022, is an allowance for doubtful accounts of $284,161.

6. Inventory

Inventory is comprised of the following items:

	September 30,	December 31,
	2023	2022
Work-in-progress	$12,775,733	$14,209,695
Finished goods	5,475,574	5,506,760
Other	805,031	791,568
Total	$19,056,338	$20,508,023

Inventory is written down for any obsolescence, spoilage and excess inventory or when the net realizable value of inventory is less than the carrying value. Inventory valuation adjustments included in cost of sales on the statements of net loss and comprehensive loss is comprised of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Work-in-progress	$1,024,225	$87,300	$1,580,264	$3,412,243
Finished goods	(40,029)	43,700	(16,392)	210,167
Other	—	—	—	35,378
Total	$984,196	$131,000	$1,563,872	$3,657,788

7. Prepayments and other current assets

Prepayments and other current assets are comprised of the following items:

	September 30,	December 31,
	2023	2022
Prepaid Insurance	$1,301,977	$1,894,385
Other Prepaid Expenses	532,036	650,147
Total	$1,834,013	$2,544,532

8. Property and Equipment, Net

Property and equipment, net consisted of the following:

	September 30,	December 31,
	2023	2022
Land	$863,105	$863,105
Buildings and leasehold improvements	15,124,915	17,567,628
Furniture and equipment	7,778,210	9,709,714
Software	242,204	221,540
Vehicles	284,000	646,257
Construction-in-progress	28,524	794,958
Right of use asset under finance lease	7,938,137	69,892,379
	32,259,095	99,695,581
Less: accumulated depreciation	(8,446,146)	(10,088,649)
Total	$23,812,949	$89,606,932

For the nine months ended September 30, 2023, and 2022, total depreciation on property and equipment was $2,223,540 and $2,446,700, respectively. For the nine months ended September 30, 2023, and 2022, accumulated amortization of the right of use asset under finance lease amounted to $2,221,116 and $3,121,441, respectively. The right of use asset under finance lease of $7,938,137 consists of leased processing and cultivation premises. The Company capitalized into inventory $1,846,419 and $1,959,536 relating to depreciation associated with manufacturing equipment and production facilities for the nine months ended September 30, 2023, and 2022, respectively. The capitalized depreciation costs associated are added to inventory and expensed through Cost of Sales Product Cost on the unaudited condensed consolidated statements of net loss and comprehensive loss.

As of September 30, 2023, in conjunction with the Company’s held for sale assessment and disposal of certain long-lived assets, the Company evaluated whether property and equipment showed any indicators of impairment, and it was determined that the recoverable amount of certain net assets was above book value. As a result, the Company recorded an impairment charge of $0 (2022 - $7,476,618) on property and equipment, net.

9. Leases

Components of lease expenses are listed below:

	September 30,	September 30,
	2023	2022
Finance lease cost
Amortization of ROU assets	$557,817	$824,401
Interest on lease liabilities	8,409,687	7,976,015
Operating lease costs	1,472,588	1,938,797
Total lease costs	$10,440,092	$10,739,213

Future minimum lease payments (principal and interest) on the leases are as follows:

	Operating Leases	Finance Leases
	September 30, 2023	September 30, 2023	Total
2023	$550,016	$2,839,510	$3,389,526
2024	2,235,607	11,063,698	13,299,305
2025	2,071,603	11,164,577	13,236,180
2026	1,711,744	11,496,826	13,208,570
2027	1,417,358	11,839,086	13,256,444
Thereafter	1,303,884	185,973,220	187,277,104
Total minimum lease payments	$9,290,212	$234,376,917	$243,667,129
Less discount to net present value	(2,692,837)	(154,926,683)	(157,619,520)
Less liabilities held for sale	(4,388,751)	(71,050,368)	(75,439,119)
Present value of lease liability	$2,208,624	$8,399,866	$10,608,490

The Company has entered into various lease agreements for the use of buildings used in production and retail sales of cannabis products.

On February 24, 2023, the Company signed the fourth amendment to the existing lease agreements for the cultivation and processing facilities in New York. The amendment provides for additional tenant improvements of $4,000,000 and increases base rent by $50,000 a month.

Supplemental cash flow information related to leases:

	September 30,
	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Lease principal payments	$1,414,698	$1,437,346
Non-cash additions to ROU assets	—	—
Amortization of operating leases	670,782	997,804

Other information about lease amounts recognized in the financial statements:

	September 30,
	2023	2022
Weighted-average remaining lease term (years) – operating leases	4.27	5.05
Weighted-average remaining lease term (years) – finance leases	17.14	18.89
Weighted-average discount rate – operating leases	15.00%	15.00%
Weighted-average discount rate – finance leases	15.31%	15.25%

10. Goodwill

The following table shows the change in carrying amount of goodwill:

Goodwill - December 31, 2021 and 2022	$183,836
Divestitures (Note 3)	(183,836)
Goodwill - September 30, 2023	$—

Goodwill is tested for impairment annually or more frequently if indicators of impairment exist or if a decision is made to dispose of the business. The valuation date for the Company’s annual impairment testing is December 31. Following the divestiture of Red Barn Growers (Note 3), the carrying value of goodwill is $0.

11. Intangibles

Intangible assets are comprised of the following items:

	Licenses	Royalty Asset	Total
Balance December 31, 2021	$10,116,013	$68,276	$10,184,289
Divestitures	—	(68,276)	(68,276)
Amortization	(662,501)	—	(662,501)
Transfer to held for sale (Note 3)	(676,566)	—	(676,566)
Balance, December 31, 2022	$8,776,946	$—	$8,776,946
Divestitures (Note 3)	(409,239)	—	(409,239)
Additions	1,090,919	—	1,090,919
Amortization	(523,607)	—	(523,607)
Balance, September 30, 2023	$8,935,019	$—	$8,935,019

Amortization expense for intangibles was $204,813 and $523,607 during the three and nine months ended September 30, 2023, respectively, and $172,267 and $516,800 during the three and nine months ending September 30, 2022, respectively. Amortization expense is recorded in operating expenses on the unaudited condensed consolidated statements of net loss and comprehensive loss.

During the nine months ended September 30, 2023, the Company paid $1,090,919 in conversion fees to obtain licenses to grow, process, and sell recreational cannabis products in Maryland. These conversion fees were capitalized as intangible asset licenses and  will be amortized over a five year useful life.

The Company estimates that amortization expense will be $819,655 per year for the next five fiscal years.

12. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are comprised of the following items:

	September 30,	December 31,
	2023	2022
Accounts payable – trade	$1,475,905	$1,905,008
Accrued Expenses	18,798,228	6,172,924
Taxes payable	12,631,626	6,166,145
Contract liability	732,775	684,703
Total accounts payable and accrued liabilities	$33,638,534	$14,928,780

13. Long-Term Debt

During 2017 the Company signed a promissory note payable in the amount of $1,010,000. The note bears interest at a rate of 15% per annum with interest payments required on a monthly basis. In 2019 the Company’s promissory note payable in the amount of $1,010,000 was modified to increase the amount payable to $1,110,000. The Company has paid off $60,000 in principal, and the remaining $1,050,000 principal balance is due on December 31, 2023.

On November 19, 2021, the Company signed a promissory note payable in the amount of $2,000,000 in connection with the acquisition of Charm City Medicus, LLC. The note bears an interest rate of 8% per annum with interest payments due on the last day of each calendar quarter. The maturity date of the note is November 19, 2023, and the note is secured by 25% of the membership interests in Vireo Health of Charm City, LLC.

On March 25, 2021, the Company entered into a credit agreement for a senior secured delayed draw term loan with an aggregate principal amount of up to $46,000,000 (the “Credit Facility”), and executed a draw of $26,000,000 in principal. The unpaid principal amounts outstanding under the Credit Facility bear interest at a rate of (a) the U.S. prime rate plus 10.375%, payable monthly in cash, and (b) 2.75% per annum paid in kind interest payable monthly. The Credit Facility matures on March 31, 2024.

On November 18, 2021, the Company and lenders amended the Credit Facility to provide for an additional loan of $4,200,000 with a cash interest rate of 15% per annum and PIK interest of 2% per annum and a maturity date of November 29, 2024. Obligations under the Credit Facility are secured by substantially all the assets of the Company.

On January 31, 2022, Goodness Growth and certain of its subsidiaries, as borrowers (collectively, “Borrowers”), entered into a Third Amendment to the Credit Facility (the “Third Amendment”) providing for additional delayed draw term loans of up to $55 million (the “Delayed Draw Loans”). The cash interest rate on the Delayed Draw Loans under the Third Amendment is equal to the U.S. prime rate plus 10.375%, with a minimum required rate of 13.375% per annum, in addition to paid-in-kind interest of 2.75% per annum.

On March 31, 2023, the Company executed a fifth amendment to its Credit Facility with its senior secured lender, Chicago Atlantic Admin, LLC (the "Agent"), an affiliate of Green Ivy Capital, and a group of lenders. The amended credit facility extends the maturity date on its Delayed Draw Loans to April 30, 2024, through the issuance of 15,000,000 Subordinate Voting Shares in lieu of a cash extension fee. These 15,000,000 shares were valued at $1,407,903 and considered a deferred financing cost. It also provides the Company with reduced cash outlays by eliminating required amortization of the loan, and requires the Company to divest certain assets to improve its liquidity position and financial performance. The Company has the potential to extend the maturity date on its Delayed Draw Loans up to January 31, 2026 with the satisfaction of certain financial performance-related conditions.

Unless otherwise specified, all deferred financing costs are treated as a contra-liability, to be netted against the outstanding loan balance and amortized over the remaining life of the loan.

The following table shows a summary of the Company’s long-term debt:

	September 30,	December 31,
	2023	2022
Beginning of year	$58,028,604	$27,329,907
Proceeds	—	28,000,000
Principal repayments	(1,976,362)	—
Deferred financing costs	(1,407,903)	(2,236,919)
PIK interest	1,203,110	1,300,245
Amortization of deferred financing costs	3,645,647	3,635,371
End of period	59,493,096	58,028,604
Less: current portion	55,432,463	11,780,000
Total long-term debt	$4,060,633	$46,248,604

As of September 30, 2023, stated maturities of long-term debt were as follows:

2023	$3,050,000
2024	56,443,096
Thereafter	—
Total	$59,493,096

14. Convertible Notes

On April 28, 2023, the Company closed on a new convertible debt facility which enables the Company to access up to $10,000,000 in aggregate principal amount of convertible notes (the “Convertible Notes”). The convertible facility has a term of three years, with an annual interest rate of 12.0%, 6.0% cash and 6.0% paid-in-kind. The initial tranche's principal amount of Convertible Notes outstanding in the amount of $2,000,000, plus all paid-in-kind interest and all other accrued but unpaid interest thereunder, is convertible into Subordinate Voting Shares of the Company at the option of the holders at any time by written notice to the Company, at a conversion price equal to $0.145. For each future tranche advanced, the principal amount of Convertible Notes outstanding, plus all paid-in-kind interest and all other accrued but unpaid interest thereunder, is convertible into Subordinate Voting Shares of the Company at the option of the holders at any time by written notice to the Company, at a conversion price equal to the lesser of $0.145 or a 20.0% premium over the 30-day volume weighted average price of the Company’s Subordinate Voting Shares calculated on the day prior to the date on which each tranche is advanced, if permitted by the Canadian Securities Exchange. The lenders also have the right to advance any remaining undrawn funds on the convertible loan facility to the Company at any time. If the notes are not converted, the outstanding principal amount and unpaid paid-in-kind interest is due on April 30, 2026.

During the nine months ended September 30, 2023, the Company closed four additional tranche of Convertible Notes, which are convertible into Subordinate Voting Shares at a conversion price of $0.145. Total proceeds received from these tranches amounted to $4,000,000.

In connection with this financing, the Company issued 6,250,000 warrants to purchase Subordinate Voting Shares of the Company to the lenders. These warrants have a five year term, a strike price of $0.145, and were valued at $497,055 (Note 16). The value of these warrants and other legal and administrative expenses amounting to $651,860 are treated as deferred financing costs. All deferred financing costs are treated as a contra-liability, to be netted against the outstanding loan balance and amortized over the remaining life of the loan.

The following table shows a summary of the Company’s convertible debt:

	September 30,	December 31,
	2023	2022
Beginning of year	$—	$—
Proceeds	6,000,000	—
Deferred financing costs	(1,148,915)	—
PIK interest	100,864	—
Amortization of deferred financing costs	155,528	—
End of period	$5,107,477	—
Less: current portion	—	—
Total convertible debt	$5,107,477	$—

15. Stockholders’ Equity

Shares

The Company’s certificate of incorporation authorized the Company to issue the following classes of shares with the following par value and voting rights as of September 30, 2023. The liquidation and dividend rights are identical among shares equally in the Company’s earnings and losses on an as converted basis.

	Par Value	Authorized	Voting Rights
Subordinate Voting Share (“SVS”)	—	Unlimited	1 vote for each share
Multiple Voting Share (“MVS”)	—	Unlimited	100 votes for each share
Super Voting Share	—	Unlimited	1,000 votes for each share

Subordinate Voting Shares

Holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held.

Multiple Voting Shares

Holders of Multiple Voting Shares are entitled to one hundred votes for each Multiple Voting Share held.

Multiple Voting Shares each have the restricted right to convert to one hundred Subordinate Voting Shares subject to adjustments for certain customary corporate changes.

Super Voting Shares

Holders of Super Voting Shares are entitled to one thousand votes per Super Voting Share. Each Super Voting share is convertible into one Multiple Voting Share.

Shares Issued

During the nine months ended September 30, 2023, the Company issued the 15,000,000 Subordinate Voting Shares to its senior secured lender, Chicago Atlantic Admin, LLC, an affiliate of Green Ivy Capital, and a group of lenders in connection with the fifth amendment to its Credit Facility signed on March 31, 2023 (Note 13).

During the nine months ended September 30, 2023, 65,411 Super Voting Shares were redeemed for 6,541,100 Subordinate Voting Shares

During the nine months ended September 30, 2023, 702 Multiple Voting Shares were redeemed for 70,200 Subordinate Voting Shares

During the nine months ended September 30, 2022, 47,336 Multiple Voting Shares were redeemed for 4,733,600 Subordinate Voting Shares

During the nine months ended September 30, 2022, employee stock options were redeemed for 15,002 Subordinate Voting Shares. Proceeds from these transactions were $7,201.

16. Stock-Based Compensation

Stock Options

In January 2019, the Company adopted the 2019 Equity Incentive Plan under which the Company may grant incentive stock option, restricted shares, restricted share units, or other awards. Under the terms of the plan, a total of ten percent of the number of shares outstanding assuming conversion of all super voting shares and multiple voting shares to subordinate voting shares are permitted to be issued. The exercise price for incentive stock options issued under the plan will be set by the committee but will not be less 100% of the fair market value of the Company’s shares on the date of grant. Incentive stock options have a maximum term of 10 years from the date of grant. The incentive stock options vest at the discretion of the Board.

Options granted under the equity incentive plan were valued using the Black-Scholes option pricing model with the following weighted average assumptions:

	September 30,	September 30,
	2023	2022
Risk-Free Interest Rate	3.81%	2.04%
Weighted Average Exercise Price	$0.25	$1.77
Expected Life of Options (years)	6.12	2.50
Expected Annualized Volatility	100.00%	55.00%
Expected Forfeiture Rate	N/A	N/A
Expected Dividend Yield	N/A	N/A

Stock option activity for the nine months ended September 30, 2023, and for the year ended December 31, 2022, is presented below:

		Weighted Average	Weighted Avg.
	Number of Options	Exercise Price	Remaining Life
Balance, December 31, 2021	23,226,338	$0.56	6.02
Forfeitures	(7,504,677)	0.59	—
Exercised	(15,002)	0.48	—
Granted	7,840,899	0.90	—
Balance, December 31, 2022	23,547,558	$0.66	7.30
Forfeitures	(3,618,186)	1.02	—
Granted	9,703,845	0.25	6.31
Options Outstanding at September 30, 2023	29,633,217	$0.50	6.37

Options Exercisable at September 30, 2023	23,029,572	$0.40	5.76

During the three and nine months ended September 30, 2023, the Company recognized $248,000 and $2,247,635 in stock-based compensation relating to stock options, respectively. During the three and nine months ended September 30, 2022, the Company recognized $600,191 and $1,993,908 in stock-based compensation relating to stock options, respectively. As of September 30, 2023, the total unrecognized compensation costs related to unvested stock options awards granted was $554,218. In addition, the weighted average period over which the unrecognized compensation expense is expected to be recognized is approximately 2.0 years. The total intrinsic value of stock options outstanding and exercisable as of September 30, 2023, was $25,224 and $15,626, respectively.

The Company does not estimate forfeiture rates when calculating compensation expense. The Company records forfeitures as they occur.

Warrants

Subordinate Voting Share (SVS) warrants entitle the holder to purchase one subordinate voting share of the Company. Multiple Voting Share (MVS) warrants entitle the holder to purchase one multiple voting share of the Company.

Warrants issued were valued using the Black-Scholes option pricing model with the following assumptions:

	September 30,	September 30,
SVS Warrants	2023	2022
Risk-Free Interest Rate	3.51%	N/A
Expected Life (years)	5.00	N/A
Expected Annualized Volatility	100.00%	N/A
Expected Forfeiture Rate	N/A	N/A
Expected Dividend Yield	N/A	N/A

A summary of the warrants outstanding is as follows:

	Number of	Weighted Average	Weighted Average
SVS Warrants	Warrants	Exercise Price	Remaining Life
Warrants outstanding at December 31, 2021	—	$—	—
Granted	150,000	1.49	2.00
Warrants outstanding at December 31, 2022	150,000	$1.49	2.00
Granted	6,250,000	0.15	5.00
Warrants outstanding at September 30, 2023	6,400,000	$0.18	4.50

Warrants exercisable at September 30, 2023	6,400,000	$0.18	4.50

	Number of	Weighted Average	Weighted Average
SVS Warrants Denominated in C$	Warrants	Exercise Price	Remaining Life
Warrants outstanding at December 31, 2021	3,037,649	$3.50	4.23
Granted	—	-	—
Warrants outstanding at December 31, 2022	3,037,649	$3.50	3.23
Granted	—	—	—
Warrants outstanding at September 30, 2023	3,037,649	$3.50	2.48

Warrants exercisable at September 30, 2023	3,037,649	$3.50	2.48

	Number of	Weighted Average	Weighted Average
MVS Warrants	Warrants	Exercise Price	Remaining Life
Warrants outstanding at December 31, 2021	13,583	$194.66	0.64
Expired	(13,583)	194.66	—
Warrants outstanding at December 31, 2022 and September 30, 2023	—	—	—

Warrants exercisable at September 30, 2023	—	$—	—

During the three and nine months ended September 30, 2023, and 2022, $0 in stock-based compensation expense was recorded in connection with the SVS compensation warrants and $0 in stock-based compensation was recorded in connection with the MVS warrants.

On May 25, 2023, the Company and Grown Rogue International, Inc. (“Grown Rogue”) entered into a strategic agreement whereby Grown Rogue will support Goodness Growth in the optimization of its cannabis flower products, with a particular focus on improving the quality and yield of top-grade “A” cannabis flower across its various operating markets, starting with Maryland and Minnesota. As part of this strategic agreement the Company is obligated to issue 10,000,000 warrants to purchase subordinate voting shares of Goodness Growth to Grown Rogue, with a strike price equal to a 25.0 percent premium to the 10-day volume weighted average price (“VWAP”) of Goodness Growth’s subordinate voting shares prior to the effective date of the agreement. These warrants have not been granted as of September 30, 2023, but were considered an accrued expense at a valuation $1,244,404 and included within stock-based compensation on the unaudited condensed consolidated statement of loss and comprehensive loss for the three and nine month periods ended September 30, 2023.

RSUs

The expense associated with RSUs is based on the closing share price of the Company’s subordinate voting shares on the business day immediately preceding the grant date, adjusted for the absence of future dividends and is amortized on a straight-line basis over the periods during which the restrictions lapse. The Company currently has RSUs that vest over a three year period. The awards are generally subject to forfeiture in the event of termination of employment. During the three and nine months ended September 30, 2023, the Company recognized $52,437 and $517,376, respectively, in stock-based compensation expense related to RSUs. During the three and nine months ended September 30, 2022 the Company recognized $295,890 and $642,686, respectively, in stock-based compensation expense related to RSUs.

A summary of RSUs is as follows:

		Weighted Avg.
	Number of Shares	Fair Value
Balance, December 31, 2021	—	$—
Granted on March 15, 2022	1,094,200	1.81
Granted on December 15, 2022	2,127,477	0.29
Balance, December 31, 2022	3,221,677	0.81
Forfeitures	(507,186)	0.63
Balance, September 30, 2023	2,714,491	$0.84

Vested at September 30, 2023	260,269	$1.81

17. Commitments and Contingencies

Legal proceedings

Schneyer

On February 25, 2019, Dr. Mark Schneyer (“Schneyer”) filed a lawsuit in Minnesota District Court, Fourth District (the “Court”), on his own behalf and, derivatively, on behalf of Dorchester Capital, LLC, naming Vireo Health, Inc. (“Vireo U.S.”), Dorchester Management, LLC (“Dorchester Management”), and Dorchester Capital, LLC (“Capital”), as defendants. The essence of the claims made by Schneyer is Vireo U.S. paid an inadequate price for MaryMed, LLC (“MaryMed”), which it purchased it from Capital in 2018, and that the consideration given – shares of preferred stock in Vireo U.S. – was distributed inappropriately by Capital at the direction of Dorchester Management (the managing member of Capital). Schneyer, who is a Class B member of Capital, sought unspecified damages in excess of $50,000 and other relief. Dorchester Management, LLC is an affiliated entity to Vireo U.S. and was previously used as a management company over Dorchester Capital, LLC. It no longer has active operations following Vireo Health, Inc.’s acquisition of MaryMed, LLC in 2018. It is owned and controlled by Kyle E. Kingsley and Amber H. Shimpa, executive officers and directors of Vireo U.S. and the Company.

While Vireo U.S. continues to believe that Schneyer’s claims lack merit, it agreed to settle the litigation in April 2023 to avoid the expense, distraction and risk of the pre-trial and trial processes. Entering into this settlement in no way changed the defendants’ position that they did nothing wrong and that the claims were baseless.

Verano

On January 31, 2022, the Company entered into the Arrangement Agreement with Verano, pursuant to which Verano was to acquire all of the issued and outstanding shares of Goodness Growth pursuant to a Plan of Arrangement. Subject to the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement, holders of Goodness Growth Shares would receive 0.22652 of a Verano Subordinate Voting Share, subject to adjustment as described below, for each Subordinate Voting Share held, and 22.652 Verano Subordinate Voting Shares for each Multiple Voting Share and Super Voting Share held, immediately prior to the effective time of the Arrangement.

On October 13, 2022, Goodness Growth received a notice of purported termination of the Arrangement Agreement (the “Notice”) from Verano. The Notice asserted certain breaches of the Arrangement Agreement, including claims the Company’s public filings and communications with respect to its business and ongoing operations were misleading and that the Company breached its representations to Verano under the Arrangement Agreement. Verano also claimed, as a result of such breaches, it is entitled to payment of a $14,875,000 termination fee and its transaction expenses. Goodness Growth denies all of Verano’s allegations and affirmatively asserts that it has complied with its obligations under the Arrangement Agreement, and with its disclosure obligations under US and Canadian law, in all material respects at all times. The Company believes that Verano has no factual or legal basis to justify or support its purported termination of the Arrangement Agreement, which the Company determined to treat as a repudiation of the Arrangement Agreement.

On October 21, 2022, Goodness Growth commenced an action in the Supreme Court of British Columbia against Verano after Verano wrongfully repudiated the Arrangement Agreement. The Company is seeking damages, costs and interest, based on Verano's breach of contract and of its duty of good faith and honest performance. On November 14, 2022, Verano filed counterclaims against the Company for the termination fee and transaction expenses described above. Due to uncertainties inherent in litigation, it is not possible for Goodness Growth to predict the timing or final outcome of the legal proceedings against Verano or to determine the amount of damages, if any, that may be awarded.

Lease commitments

The Company leases various facilities, under non-cancelable finance and operating leases, which expire at various dates through September 2041.

18. Selling, General and Administrative Expenses

Selling, general and administrative expenses are comprised of the following items:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Salaries and benefits	$3,844,445	$4,256,955	$11,507,372	$12,923,832
Professional fees	687,007	1,627,328	3,273,733	4,259,724
Insurance expenses	656,100	469,774	1,967,588	2,493,670
Marketing	161,782	292,276	613,963	826,624
Other expenses	1,399,980	1,843,395	4,602,920	5,889,286
Total	$6,749,314	$8,489,728	$21,965,576	$26,393,136

19. Other Income (Expense)

The CARES Act provides an employee retention credit (“CARES Employee Retention credit”), which is a refundable tax credit against certain employment taxes of up to $5,000 per employee for eligible employers. The tax credit is equal to 50% of qualified wages paid to employees during a quarter, capped at $10,000 of qualified wages per employee through December 31, 2020. Additional relief provisions were passed by the United States government, which extend and slightly expand the qualified wage caps on these credits through December 31, 2021. Based on these additional provisions, the tax credit is now equal to 70% of qualified wages paid to employees during a quarter, and the limit on qualified wages per employee has been increased to $10,000 of qualified wages per quarter. The Company qualifies for the tax credit under the CARES Act. During the nine months ended September 30, 2023, the Company recorded and received

$4,650,264 (2022 - $0) related to the CARES Employee Retention credit in other income on the unaudited condensed consolidated statement of net loss and comprehensive loss for the nine months ended September 30, 2023.

On May 25, 2023, the Company and Grown Rogue International, Inc. (“Grown Rogue”) entered into a strategic agreement whereby Grown Rogue will support Goodness Growth in the optimization of its cannabis flower products, with a particular focus on improving the quality and yield of top-grade “A” cannabis flower across its various operating markets, starting with Maryland and Minnesota. As part of this strategic agreement the Grown Rogue is obligated to grant the Company 8,500,000 warrants to purchase subordinate voting shares of Grown Rogue to Goodness Growth. These warrants have not been granted as of September 30, 2023, but were considered a warrant receivable at a black-scholes valuation of $1,566,445 and included within other income on the unaudited condensed consolidated statement of net loss and comprehensive loss for the nine month period ended September 30, 2023. An exercise price of $0.166, an expected life of 5 years, an annual risk-free interest rate of 4.13%, and volatility of 100% were the valuation assumptions used in the black-scholes model.

20. Supplemental Cash Flow Information(1)

	September 30,	September 30,
	2023	2022
Cash paid for interest	$18,214,889	$10,844,910
Cash paid for income taxes	1,055,235	3,000,000
Change in construction accrued expenses	10,475,367	77,836

(1)	For supplemental cash flow information related to leases, refer to Note 9.

21. Financial Instruments

Credit risk

Credit risk is the risk of loss associated with counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash, accounts receivable, and notes receivable. A small portion of cash is held on hand, from which management believes the risk of loss is remote. Receivables relate primarily to wholesale sales. The Company does not have significant credit risk with respect to customers. The Company’s maximum credit risk exposure is equivalent to the carrying value of these instruments. The Company has been granted licenses pursuant to the laws of the states of Maryland, Massachusetts, Minnesota, Nevada, New York, and Puerto Rico with respect to cultivating, processing, and/or distributing marijuana. Presently, this industry is illegal under United States federal law. The Company has adhered, and intends to continue to adhere, strictly to the applicable state statutes in its operations.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As of September 30, 2023, the Company’s financial liabilities consist of accounts payable and accrued liabilities, and debt. The Company manages liquidity risk by reviewing its capital requirements on an ongoing basis. Historically, the Company’s main source of funding has been additional funding from shareholders and debt financing. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity or debt financing.

Legal Risk

Goodness Growth operates in the United States. The U.S. federal government regulates drugs through the Controlled Substances Act (21 U.S.C. § 811), which places controlled substances, including cannabis, in a schedule. Cannabis is classified as a Schedule I drug. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the U.S., and a lack of accepted safety for the use of the drug under medical supervision. The U.S.

Food and Drug Administration has not approved marijuana as a safe and effective drug for any indication. In the U.S. marijuana is largely regulated at the state level. State laws regulating cannabis are in direct conflict with the federal Controlled Substances Act, which makes cannabis use and possession federally illegal.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign currency rates. Given the Company’s financial transactions are rarely denominated in a foreign currency, there is minimal foreign currency risk exposure.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company currently carries variable interest-bearing debt subject to fluctuations in the United States Prime rate. A change of 100 basis points in interest rates during the nine months ended September 30, 2023, would have resulted in a corresponding change in the statement of loss and comprehensive loss of $414,345.

22. Related Party Transactions

As of September 30, 2023, and December 31, 2022, there were $0 and $1,613 due to related parties, respectively.

For the nine months ended September 30, 2023, and 2022, the Company paid a related party (Bengal Impact Partners, of which Joshua Rosen, who is the Company’s interim Chief Executive Officer and a member of the Company’s Board of Directors, is a managing partner) $1,613 and $90,000, respectively, for corporate advisory services.

23. Subsequent Events

On October 5, 2023, Goodness Growth issued 10,000,000 warrants to purchase subordinate voting shares of Goodness Growth to Grown Rogue, with a strike price equal to C$0.317 (US$0.233), which represented a 25.0 percent premium to the 10-day volume weighted average price (“VWAP”) of Goodness Growth’s subordinate voting shares on the trading day immediately prior to the effective date of the Agreement. Similarly, Grown Rogue issued 8,500,000 warrants to purchase shares of Grown Rogue to Goodness Growth, with a strike price equal to C$0.225 (US$0.166), which represented a 25.0 percent premium to the 10-day VWAP of Grown Rogue’s subordinate voting shares on the trading day immediately prior to the effective date of the Agreement. The warrants exchanged in the agreement were issued with five-year terms to exercise (provided that the Grown Rogue warrants may terminate earlier on an insolvency event relating to Goodness Growth), may not be registered with the United States Securities & Exchange Commission or qualified by any Canadian provincial securities commission, and are not assignable except as set forth in the warrant certificates, as more particularly described in the May 25, 2023 announcement.

On October 30, 2023, the Company executed a fifth amendment to its lease with its landlord on its cannabis cultivation and manufacturing facilities located in Johnstown, New York. As part of the fifth amendment to the lease in Johnstown, the Company and its landlord have agreed to increase the tenant improvement allowance on the lease by an additional $14.0 million. The increase in tenant improvement funds will be utilized to support the completion of the construction of the indoor expansion project that was announced in September 2021. The parties have also agreed to a monthly base rental increase of $210,000 beginning November 2023.

In October of 2023, the Company closed on the two additional tranches of Convertible Notes, which are convertible into Subordinate Voting Shares at a conversion price of $0.145. Total proceeds received, net of deferred financing costs of $152,124, were $1,847,876.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with the financial information and the notes thereto included in Part I, Item 1 of this Quarterly Report on Form 10-Q. Some of the information contained in this discussion and analysis or set forth elsewhere in this Quarterly Report on Form 10-Q, including information with respect to our outlook, plans and strategy for our business and potential financing, includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or “forward-looking information” within the meaning of Canadian securities laws. These statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “remain,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will,” “would,” “should,” “potential,” “intention,” “strategy,” “strategic,” “approach,” “subject to,” “possible,” “pending,” “if,” or the negative or plural of these words or similar expressions or variations. Such forward-looking statements and forward-looking information are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by the forward-looking statements or forward-looking information. Factors that could cause or contribute to such differences include, but are not limited to, those identified in this Quarterly Report on Form 10-Q and those discussed in the section titled “Risk Factors” set forth in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2022, and in our other SEC and Canadian public filings. Such forward-looking statements reflect our beliefs and opinions on the relevant subject based on information available to us as of the date of this report, and while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. You should not rely upon forward-looking statements or forward-looking information as predictions of future events. Furthermore, such forward-looking statements or forward-looking information speak only as of the date of this report. Except as required by law, we undertake no obligation to update any forward-looking statements or forward-looking information to reflect events or circumstances after the date of such statements.

Amounts are presented in United States dollars, except as otherwise indicated.

Overview of the Company

Goodness Growth is a cannabis company whose mission is to provide safe access, quality products and value to its customers while supporting its local communities through active participation and restorative justice programs. The Company is evolving with the industry and is in the midst of a transformation to being significantly more customer-centric across its operations, which include cultivation, manufacturing, wholesale and retail business lines. With our core operations strategically located in three limited-license markets through our state-licensed subsidiaries, we cultivate and manufacture cannabis products and distribute these products through our growing network of Green Goods® and other retail dispensaries we own or operate as well as to third-party dispensaries in the markets in which our subsidiaries hold operating licenses.

The termination of the Arrangement Agreement gives rise to substantial doubt about the Company’s ability to continue as a going concern. Company management is working with the Company’s lenders, counsel, and other applicable parties to implement a plan to effectively mitigate the conditions giving rise to substantial doubt. Elements of this plan may include, but are not limited to, asset sales, debt restructuring, and capital raises. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, the Company’s continuance as going concern is dependent on its future profitability and implementation of the aforementioned plan. The Company may not be successful in these efforts.

Three months ended September 30, 2023, Compared to Three months ended September 30, 2022

Revenue

We derived our revenue from cultivating, processing, and distributing cannabis products through our eighteen dispensaries in four states and our wholesale sales to third parties in four states. For the three months ended September 30, 2023, 82%

of our revenue was generated from retail dispensaries, 17% from wholesale business, and 1% was generated from service revenue.  For the three months ended September 30, 2022, 87% of our revenue was generated from retail business and 13% from wholesale business.

For the three months ended September 30, 2023, Minnesota operations contributed approximately 48% of revenues, New York contributed 14%, and Maryland contributed 38%. For the three months ended September 30, 2022, Minnesota operations contributed approximately 54% of revenues, New York contributed 20%, New Mexico contributed 9%, and Maryland contributed 17%.

Revenue for the three-months ended September 30, 2023, was $24,675,145, an increase of $5,821,044 or 31% compared to revenue of $18,854,101 for the three-months ended September 30, 2022. The increase is primarily attributable to increased revenue contributions from the Maryland business driven by the commencement of recreational sales on July 1, 2023, and increased in revenue contributions from Minnesota driven by increased patient count, partially offset by the lack of New Mexico revenues, which was divested in June of 2023.

Retail revenue for the three months ended September 30, 2023, was $20,147,074 an increase of $3,757,848 or 23% compared to retail revenue of $16,389,226 for the three months ended September 30, 2022, primarily due to increased revenue contributions from the Maryland business driven by the commencement of recreational sales on July 1, 2023, and increased in revenue contributions from Minnesota driven by increased patient count, partially offset by the lack of New Mexico revenues, which was divested in June of 2023

Wholesale revenue for the three months ended September 30, 2023, was $4,299,106, an increase of $1,834,23 compared to wholesale revenue of $2,464,875 for the three months ended September 30, 2022. The increase was primarily due to increased revenue contributions from the Maryland business driven by the commencement of recreational sales on July 1, 2023.

	Three Months Ended
	September 30,
	2023	2022	$Change	% Change
Retail:
MN	$11,791,001	$10,252,523	$1,538,478	15%
NY	2,185,701	2,541,913	(356,212)	(14)%
NM	—	1,721,017	(1,721,017)	(100)%
MD	6,170,372	1,873,773	4,296,599	229%
Total Retail	$20,147,074	$16,389,226	$3,757,848	23%

Wholesale:
AZ	$—	$—	$—	—%
MD	2,923,376	1,333,864	1,589,512	119%
NY	1,375,730	1,131,011	244,719	22%
NM	—	—	—	100%
Total Wholesale	$4,299,106	$2,464,875	$1,834,231	74%

MD Service Revenue	$228,965	$—	$228,965	100%

Total Revenue	$24,675,145	$18,854,101	$5,821,044	31%
NM and AZ	$—	$(1,721,017)	$1,721,017	(100)%
Total Revenue excluding NM and AZ	$24,675,145	$17,133,084	$7,542,061	44%
N.M. Not Meaningful

Cost of Goods Sold and Gross Profit

Gross profit reflects total net revenue less cost of goods sold. Cost of goods sold represents the costs attributable to producing bulk materials and finished goods, which includes direct materials, labor, and certain indirect costs such as depreciation, insurance and utilities. Cannabis costs are affected by various state regulations that limit the sourcing and procurement of cannabis product, which may create fluctuations in gross profit over comparative periods as the regulatory environment changes.

Cost of goods sold are determined from costs related to the cultivation and processing of cannabis and cannabis-derived products as well as the cost of finished goods inventory purchased from third parties.

Cost of goods sold for the three months ended September 30, 2023, was $11,477,757, an increase of $2,160,516 compared to the three months ended September 30, 2022, of $9,317,241.

Gross profit for the three months ended September 30, 2023, was $13,197,388, representing a gross margin of 53%. This is compared to gross profit for the three months ended September 30, 2022, of $9,536,860 or a 51% gross margin. The increases were primarily attributable to increased profit and margin contributions in Maryland driven by the commencement of Maryland recreational sales on July 1, 2023.

Our current production capacity has not been fully realized and we expect future gross profits to increase with revenue growth reflective of higher demand, increased product output and new product development. However, we expect gradual price compression as markets mature that could place downward pressure on our retail and wholesale gross margins.

Total Expenses

Total expenses other than the cost of goods sold consist of selling costs to support customer relationships, marketing, and branding activities. It also includes a significant investment in the corporate infrastructure required to support ongoing business.

Selling costs generally correlate to revenue. In the short-term as a percentage of sales, we expect selling costs to remain relatively flat.  However, as positive regulatory developments in our core markets occur, we expect selling costs as a percentage of sales to decrease via growth in our retail and wholesale channels.

General and administrative expenses also include costs incurred at the corporate offices, primarily related to personnel costs, including salaries, benefits, and other professional service costs, as well as corporate insurance, legal and professional fees associated with being a publicly traded company. We expect general and administrative expenses as a percentage of sales to decrease as we realize revenue growth organically and through positive regulatory developments in our core markets.

Total expenses for the three months ended September 30, 2023, were $7,325,894 a decrease of $2,400,122 compared to total expenses of $9,726,016 for the three months ended September 30, 2022. The decrease in total expenses is primarily attributable to a decrease in salaries and wages, insurance expenses, and stock-based compensation expense.

Operating Income (Loss) before Income Taxes

Operating income (loss) before other income (expense) and provision for income taxes for the three months ended September 30, 2023, was $5,871,494 an increase of $6,060,650 compared to operating loss of $189,156 for the three months ended September 30, 2022.

Total Other Income (Expense)

Total other expense for the three months ended September 30, 2023, was $(7,620,520), a change of $25,887 compared to other expense of $(7,594,663) for the three months ended September 30, 2022. This change is primarily attributable to an increased interest expenses partially offset by the decreased losses on the disposal of assets.

Provision for Income Taxes

Income tax expense is recognized based on the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year-end. For the three months ended September 30, 2023, tax expense totaled $3,480,000 compared to tax expense of $640,000 for the three months ended September 30, 2022.

Nine months ended September 30, 2023, Compared to Nine months ended September 30, 2022

Revenue

We derived our revenue from cultivating, processing, and distributing cannabis products through our eighteen dispensaries in four states and our wholesale sales to third parties in five states. For the nine months ended September 30, 2023, 84% of the revenue was generated from retail business and 16% from wholesale business. For the nine months ended September 30, 2022, 82% of the revenue was generated from retail dispensaries and 18% from wholesale business.

For the nine months ended September 30, 2023, Minnesota operations contributed approximately 54% of revenues, New York contributed 16%, New Mexico contributed 3%, and Maryland contributed 27%. For the nine months ended September 30, 2022, Minnesota operations contributed approximately 50% of revenues, New York contributed 19%, Arizona contributed 4%, New Mexico contributed 9%, and Maryland contributed 18%.

Revenue for the nine months ended September 30, 2023, was $63,960,125, an increase of $8,377,304 or 15% compared to revenue of $55,582,821 for the nine months ended September 30, 2022. The increase is primarily attributable to increased revenue contributions from the Maryland business driven by the commencement of recreational sales on July 1, 2023, and increased in revenue contributions from Minnesota driven by increased patient count, partially offset by the lack of New Mexico revenues, which was divested in June of 2023.

Retail revenue for the nine months ended September 30, 2023, was $53,761,973, an increase of $7,919,032 or 17% compared to retail revenue of $45,842,941 for the nine months ended September 30, 2022. The increase is primarily attributable to increased revenue contributions from the Maryland business driven by the commencement of recreational sales on July 1, 2023, and increased in revenue contributions from Minnesota driven by increased patient count, partially offset by decreased New Mexico revenues, which was divested in June of 2023.

Wholesale revenue for the nine months ended September 30, 2023, was $9,969,187, an increase of $229,307 compared to wholesale revenue of $9,739,880 for the nine months ended September 30, 2022. The increase was primarily due to to increased revenue contributions from the Maryland business driven by the commencement of recreational sales on July 1, 2023, partially offset by the lack of Arizona revenues.

	Nine Months Ended
	September 30,
	2023	2022	$ Change	% Change
Retail:
MN	$33,989,289	$26,844,812	$7,144,477	27%
NY	6,827,278	8,193,540	(1,366,262)	(17)%
NM	1,964,285	4,984,945	(3,020,660)	(61)%
MD	10,981,121	5,819,644	5,161,477	89%
Total Retail	$53,761,973	$45,842,941	$7,919,032	17%

Wholesale:
AZ	$-	$2,355,683	$(2,355,683)	(100)%
MD	6,324,396	4,162,287	2,162,109	52%
NY	3,605,064	2,549,770	1,055,294	41%
NM	39,727	—	39,727	100%
MN	-	672,140	(672,140)	(100)%
Total Wholesale	$9,969,187	$9,739,880	$229,307	2%

MD Service Revenue	$228,965	$—	$228,965	100%

Total Revenue	$63,960,125	$55,582,821	$8,377,304	15%
NM and AZ	$(2,004,012)	$(7,340,628)	$5,336,616	(73)%
Total Revenue excluding NM and AZ	$61,956,113	$48,242,193	$13,713,920	28%
N.M. Not Meaningful

Cost of Goods Sold and Gross Profit

Cost of goods sold for the nine months ended September 30, 2023 was $31,911,229, a decrease of $1,279,028 compared to the nine months ended September 30, 2022, of $33,190,257.

Gross profit for the nine months ended September 30, 2023 was $32,048,896 representing a gross margin of 50%. This is compared to gross profit for the nine months ended September 30, 2022 of $22,392,564 or a 40% gross margin. The increase in margin was driven by increased retail revenue contributions from Minnesota, which carries a high margin profile, both overall and as a percentage of total revenue, the disposition of all Arizona wholesale operations, which carried a low margin in 2022, and the commencement of recreational sales in Maryland on July 1, 2023.

Our current production capacity has not been fully realized and we expect future gross profits to increase with revenue growth reflective of higher demand, increased product output and new product development. However, we expect gradual price compression as markets mature that could place downward pressure on our retail and wholesale gross margins.

Total Expenses

Total expenses for the nine months ended September 30, 2023 were $26,850,940, a decrease of $3,182,754 compared to total expenses of $30,033,694 for the nine months ended September 30, 2022. The decrease in total expenses was attributable to a decrease in general and administrative expenses partially offset by an increase in stock-based compensation expenses driven by increased option issuances in 2023 relative to 2022. The decrease in general and administrative expenses was driven by reduced headcount and other corporate cost savings initiatives.

Operating Loss before Income Taxes

Operating income (loss) before other income (expense) and provision for income taxes for the nine months ended September 30, 2023 was $5,197,956, an increase of $12,839,086 compared to $(7,641,130) for the nine months ended September 30, 2022.

Total Other Expense

Total other expenses for the nine months ended September 30, 2023, were $19,427,337, a decrease of $2,160,179 compared to $21,587,516 for the nine months ended September 30, 2022. This decrease is primarily attributable to increased other income attributable to the receipt of $4,650,264 related to the CARES Employee Retention credit and the lack of impairment losses in 2023, partially offset by increased interest expense driven by the Credit Facility and increased losses on disposal of assets related to the Red Barn Growers disposition.

Provision for Income Taxes

Income tax expense is recognized based on the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year-end. For the six months ended September 30, 2023, tax expense totaled $6,734,871 compared to a tax recoveries of $55,000 for the nine months ended September 30, 2022.

NON-GAAP MEASURES

EBITDA is a non-GAAP measure that does not have standardized definition under GAAP. The following information provides reconciliations of the supplemental non-GAAP financial measure presented herein to the most directly comparable financial measures calculated and presented in accordance with GAAP. We have provided the non-GAAP financial measure, which is not calculated or presented in accordance with GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with GAAP. This supplemental non-GAAP financial measure is presented because management has evaluated the financial results both including and excluding the adjusted items and believes that the supplemental non-GAAP financial measure presented provide additional perspective and insights when analyzing the core operating performance of the business. This supplemental non-GAAP financial measure should not be considered superior to, as a substitute for, or as an alternative to, and should be considered in conjunction with, the GAAP financial measures presented.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Net income (loss)	$(5,229,026)	$(8,423,789)	$(20,964,252)	$(29,173,646)
Interest expense, net	7,915,658	5,573,263	22,795,242	15,472,885
Income taxes	3,480,000	640,000	6,734,871	(55,000)
Depreciation & Amortization	279,963	340,207	875,949	1,003,964
Depreciation and amortization included in cost of goods sold	577,132	645,480	1,871,197	1,959,536
EBITDA (non-GAAP)	$7,023,727	$(1,224,839)	$11,313,007	$(10,792,261)

Liquidity, Financing Activities During the Period, and Capital Resources

We are an early-stage growth company. We are generating cash from sales and deploying our capital reserves to acquire and develop assets capable of producing additional revenues and earnings over both the immediate and near term. Capital reserves are for capital expenditures and improvements in existing facilities, product development and marketing, customer, supplier, investor, industry relations, and working capital.

Current management forecasts and related assumptions support the view that we can adequately manage the operational needs of the business.

Credit Facility

During 2017 the Company signed a promissory note payable in the amount of $1,010,000. The note bears interest at a rate of 15% per annum with interest payments required on a monthly basis. In 2019 the Company’s promissory note payable in the amount of $1,010,000 was modified to increase the amount payable to $1,110,000. The Company has paid off $60,000 in principal, and the remaining $1,050,000 principal balance is due on December 31, 2023.

On November 19, 2021, the Company signed a promissory note payable in the amount of $2,000,000 in connection with the acquisition of Charm City Medicus, LLC. The note bears an interest rate of 8% per annum with interest payments due on the last day of each calendar quarter. The maturity date of the note is November 19, 2023, and the note is secured by 25% of the membership interests in Vireo Health of Charm City, LLC.

On March 25, 2021, the Company entered into a credit agreement for a senior secured delayed draw term loan with an aggregate principal amount of up to $46,000,000 (the “Credit Facility”), and executed a draw of $26,000,000 in principal. The unpaid principal amounts outstanding under the Credit Facility bear interest at a rate of (a) the U.S. prime rate plus 10.375%, payable monthly in cash, and (b) 2.75% per annum paid in kind interest payable monthly. The Credit Facility matures on March 31, 2024.

On November 18, 2021, the Company and lenders amended the Credit Facility to provide for an additional loan of $4,200,000 with a cash interest rate of 15% per annum and PIK interest of 2% per annum and a maturity date of November 29, 2024. Obligations under the Credit Facility are secured by substantially all the assets of the Company.

On January 31, 2022, Goodness Growth and certain of its subsidiaries, as borrowers (collectively, “Borrowers”), entered into a Third Amendment to the Credit Facility (the “Third Amendment”) providing for additional delayed draw term loans of up to $55 million (the “Delayed Draw Loans”). The cash interest rate on the Delayed Draw Loans under the Third Amendment is equal to the U.S. prime rate plus 10.375%, with a minimum required rate of 13.375% per annum, in addition to paid-in-kind interest of 2.75% per annum.

On March 31, 2023, the Company executed a fifth amendment to its Credit Facility with its senior secured lender, Chicago Atlantic Admin, LLC (the "Agent"), an affiliate of Green Ivy Capital, and a group of lenders. The amended credit facility extends the maturity date on its Delayed Draw Loans to April 30, 2024, through the issuance of 15,000,000 Subordinate Voting Shares in lieu of a cash extension fee. These 15,000,000 shares were valued at $1,407,903 and considered a deferred financing cost. It also provides the Company with reduced cash outlays by eliminating required amortization of the loan, and requires the Company to divest certain assets to improve its liquidity position and financial performance. The Company has the potential to extend the maturity date on its Delayed Draw Loans up to January 31, 2026 with the satisfaction of certain financial performance-related conditions.

Unless otherwise specified, all deferred financing costs are treated as a contra-liability, to be netted against the outstanding loan balance and amortized over the remaining life of the loan.

Convertible Notes

On April 28, 2023, the Company closed on a new convertible debt facility which enables the Company to access up to $10,000,000 in aggregate principal amount of convertible notes (the “Convertible Notes”). The convertible facility has a term of three years, with an annual interest rate of 12.0%, 6.0% cash and 6.0% paid-in-kind. The initial tranche's principal amount of Convertible Notes outstanding in the amount of $2,000,000, plus all paid-in-kind interest and all other accrued but unpaid interest thereunder, is convertible into Subordinate Voting Shares of the Company at the option of the holders at any time by written notice to the Company, at a conversion price equal to $0.145. For each future tranche advanced, the principal amount of Convertible Notes outstanding, plus all paid-in-kind interest and all other accrued but unpaid interest thereunder, is convertible into Subordinate Voting Shares of the Company at the option of the holders at any time by written notice to the Company, at a conversion price equal to the lesser of $0.145 or a 20.0% premium over the 30-day volume weighted average price of the Company’s Subordinate Voting Shares calculated on the day prior to the date on which each tranche is advanced, if permitted by the Canadian Securities Exchange. The lenders also have the right to advance any remaining undrawn funds on the convertible loan facility to the Company at any time. If the notes are not converted, the outstanding principal amount and unpaid paid in kind interest is due on April 30, 2026.

During the nine months ended September 30, 2023, the Company closed four additional tranche of Convertible Notes, which are convertible into Subordinate Voting Shares at a conversion price of $0.145. Total proceeds received from these tranches amounted to $4,000,000.

In connection with this financing, the Company issued 6,250,000 warrants to purchase Subordinate Voting Shares of the Company to the lenders. These warrants have a five year term, a strike price of $0.145, and were valued at $497,055. The value of these warrants and other legal and administrative expenses amounting to $651,860 are treated as deferred financing costs. All deferred financing costs are treated as a contra-liability, to be netted against the outstanding loan balance and amortized over the remaining life of the loan.

Cash Used in Operating Activities

Net cash used in operating activities was $0.5 million for the nine months ended September 30, 2023, a decrease of $11.5 million as compared to $12.0 million for the nine months ended September 30, 2022. The decrease is primarily attributed to more favorable changes in working capital items, and increased gross profit.

Cash Used in Investing Activities

Net cash used in investing activities was $3.3 million for the nine months ended September 30, 2023, a decrease of $1.5 million compared to net cash used in investing activities of $4.8 million for the nine months ended September 30, 2022. The decrease is primarily attributable to decreased property, plant, and equipment additions relative to the prior year quarter.

Cash Provided (Used) by Financing Activities

Net cash provided by financing activities was $2.0 million for the nine months ended September 30, 2023, a change of $21.5 million as compared to $23.4 million provided by financing activities in the nine months ended September 30, 2022. The change was principally due to decreased proceeds received from the Credit Facility in 2023 as compared to 2022.

Lease Transactions

As of September 30, 2023, we have entered into lease agreements for the use of buildings used in cultivation, production and/or sales of cannabis products in Maryland, Minnesota, New York, and Puerto Rico.

The lease agreements for all of the retail space used for our dispensary operations are with third-party landlords and remaining duration ranges from 1 to 6 years. These agreements are short-term facility leases that require us to make monthly rent payments as well as funding common area costs, utilities and maintenance. In some cases, we have received tenant improvement funds to assist in the buildout of the space to meet our operating needs. As of September 30, 2023, we operated 14 retail locations secured under these agreements.

We have also entered into sale and leaseback arrangements for our cultivation and processing facilities in Minnesota and New York with a special-purpose real estate investment trust. These leases are long-term agreements that provide, among other things, funds to make certain improvements to the property that will significantly enhance production capacity and operational efficiency of the facility.

Excluding any contracts under one year in duration, the future minimum lease payments (principal and interest) on all our leases are as follows:

	Operating Leases	Finance Leases
	September 30, 2023	September 30, 2023	Total
2023	$550,016	$2,839,510	$3,389,526
2024	2,235,607	11,063,698	13,299,305
2025	2,071,603	11,164,577	13,236,180
2026	1,711,744	11,496,826	13,208,570
2027	1,417,358	11,839,086	13,256,444
Thereafter	1,303,884	185,973,220	187,277,104
Total minimum lease payments	$9,290,212	$234,376,917	$243,667,129
Less discount to net present value	(2,692,837)	(154,926,683)	(157,619,520)
Less liabilities held for sale	(4,388,751)	(71,050,368)	(75,439,119)
Present value of lease liability	$2,208,624	$8,399,866	$10,608,490

ADDITIONAL INFORMATION

Outstanding Share Data

As of November 11, 2023, we had 108,680,270 shares issued and outstanding, consisting of the following:

(a)  Subordinate voting shares

108,332,330 shares issued and outstanding. The holders of subordinate voting shares are entitled to receive dividends which may be declared from time to time and are entitled to one vote per share at all shareholder meetings. All subordinate voting shares are ranked equally with regards to the Company’s residual assets. The Company is authorized to issue an unlimited number of no-par value subordinate voting shares.

(b)  Multiple voting shares

347,940 shares issued and outstanding. The holders of multiple voting shares are entitled to one hundred votes per share at all shareholder meetings. Each multiple voting share is exchangeable for one hundred subordinate voting shares. The Company is authorized to issue an unlimited number of multiple voting shares.

(c)  Super voting shares

0 shares issued and outstanding. The holders of super voting shares are entitled to one thousand votes per share at all shareholder meetings. Each super voting share is exchangeable for one hundred subordinate voting shares. The Company is authorized to issue an unlimited number of super voting shares.

Options, Warrants, and Convertible Promissory Notes

As of September 30, 2023, we had 29,633,217 employee stock options outstanding, 2,714,491 RSUs outstanding, 3,037,649 Subordinate Voting Share compensation warrants denominated in C$ related to financing activities, and 6,400,000 Subordinate Voting Share compensation warrants outstanding.

Off-Balance Sheet Arrangements

As of the date of this filing, we do not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on our results of operations or financial condition, including, and without limitation, such considerations as liquidity and capital resources.

Critical Accounting Policies

There have been no material changes to our critical accounting policies and estimates from the information provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in our 2022 Annual Report on Form 10-K for the year ended December 31, 2022.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Quantitative and qualitative disclosures about market risk have been omitted as permitted under rules applicable to smaller reporting companies.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the appropriate time periods, and that such information is accumulated and communicated to the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure. We, under the supervisions of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2023, and, based on that evaluation, have concluded that the design and operation of our disclosure controls and procedures were effective as of such date.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the three months ended September 30, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II — OTHER INFORMATION

Item 1. Legal Proceedings

We are involved in various regulatory issues, claims and lawsuits arising in the ordinary course of business, none of which, in the opinion of management, is expected to have a material, adverse effect on our results of operations or financial condition.

Schneyer

On February 25, 2019, Dr. Mark Schneyer (“Schneyer”) filed a lawsuit in Minnesota District Court, Fourth District (the “Court”), on his own behalf and, derivatively, on behalf of Dorchester Capital, LLC, naming Vireo Health, Inc. (“Vireo U.S.”), Dorchester Management, LLC (“Dorchester Management”), and Dorchester Capital, LLC (“Capital”), as defendants. The essence of the claims made by Schneyer is Vireo U.S. paid an inadequate price for MaryMed, LLC (“MaryMed”), which it purchased it from Capital in 2018, and that the consideration given – shares of preferred stock in Vireo U.S. – was distributed inappropriately by Capital at the direction of Dorchester Management (the managing member of Capital). Schneyer, who is a Class B member of Capital, sought unspecified damages in excess of $50,000 and other relief. Dorchester Management, LLC is an affiliated entity to Vireo U.S. and was previously used as a management company over Dorchester Capital, LLC. It no longer has active operations following Vireo Health, Inc.’s acquisition of MaryMed, LLC in 2018. It is owned and controlled by Kyle E. Kingsley and Amber H. Shimpa, executive officers and directors of Vireo U.S. and the Company.

While Vireo U.S. continues to believe that Schneyer’s claims lack merit, it agreed to settle the litigation in April 2023 to avoid the expense, distraction and risk of the pre-trial and trial processes. Entering into this settlement in no way changed the defendants’ position that they did nothing wrong and that the claims were baseless.

Verano

On January 31, 2022, the Company entered into the Arrangement Agreement with Verano, pursuant to which Verano was to have acquired all of the issued and outstanding shares of Goodness Growth pursuant to a Plan of Arrangement. Subject to the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement, holders of Goodness Growth Shares were to receive 0.22652 of a Verano Subordinate Voting Share, subject to adjustment as described below, for each Subordinate Voting Share held, and 22.652 Verano Subordinate Voting Shares for each Multiple Voting Share and Super Voting Share held, immediately prior to the effective time of the Arrangement.

On October 13, 2022, Goodness Growth received a notice of purported termination of the Arrangement Agreement (the “Notice”) from Verano. The Notice asserted certain breaches of the Arrangement Agreement, including claims the Company’s public filings and communications with respect to its business and ongoing operations were misleading and that the Company breached its representations to Verano under the Arrangement Agreement. Verano also claimed, as a result of such breaches, it is entitled to payment of a $14,875,000 termination fee and its transaction expenses. Goodness Growth denies all of Verano’s allegations and affirmatively asserts that it has complied with its obligations under the Arrangement Agreement, and with its disclosure obligations under US and Canadian law, in all material respects at all times. The Company believes that Verano has no factual or legal basis to justify or support its purported termination of the Arrangement Agreement, which the Company has determined to treat as a repudiation.

On October 21, 2022, Goodness Growth commenced an action in the Supreme Court of British Columbia against Verano after Verano wrongfully repudiated the Arrangement Agreement. The Company is seeking damages, costs and interest, based on Verano's breach of contract and of its duty of good faith and honest performance. On November 14, 2022, Verano filed counterclaims against the Company for the termination fee and transaction expenses described above. Due to uncertainties inherent in litigation, it is not possible for Goodness Growth to predict the timing or final outcome of the legal proceedings against Verano or to determine the amount of damages, if any, that may be awarded.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

No unregistered sales of equity securities occurred during the nine months ended September 30, 2023.

Item 6. Exhibits

Exhibit No.	Description of Exhibit

10.47	Options Agreement dated as of August 11, 2023, by and among Vireo Health, Inc., HA-MD LLC, and certain other parties specified therein.
10.48	First Amendment to the Consulting Agreement, dated September 20, 2023, by and between Goodness Growth Holdings, Inc. and Grown Rogue Unlimited, LLC.
10.49	Separation Agreement dated September 21, 2023, between Vireo Health, Inc., and John Heller.

31.1	Rule 13a-14(a)/15d-14(a) certification of Chief Executive Officer

32.1	Section 1350 certification, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101

Includes the following financial and related information from Goodness Growth’s Quarterly Report on Form 10-Q as of and for the quarter ended September 30, 2023, formatted in Inline Extensible Business Reporting Language (iXBRL): (1) the Consolidated Balance Sheets, (2) the Consolidated Statements of Income, (3) the Consolidated Statements of Comprehensive Income, (4) the Consolidated Statements of Changes in Stockholders’ Equity, (5) the Consolidated Statements of Cash Flows, and (6) Notes to Consolidated Financial Statements.

104	The cover page from this Quarterly Report on Form 10-Q, formatted in Inline XBRL.

SIGNATURES

Pursuant to requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GOODNESS GROWTH HOLDINGS, INC. (Registrant)

Date: November 14, 2023	By:	/s/ Joshua Rosen
		Name:	Joshua Rosen
		Title:	Interim Chief Executive Officer

Exhibit 10.47

OPTION AGREEMENT

THIS OPTION AGREEMENT is made and entered into as of the 11th day of August, 2023, by and among Vireo Health, Inc. (“Vireo”), HA-MD LLC, a Maryland limited liability company (“Company”), and the persons executing this Option Agreement as “Members” (hereinafter, collectively, the “Members”). Vireo, Company and the Members are sometimes individually referred to hereafter as a “Party” and collectively as the “Parties.”

RECITALS

A. Company is engaged in the business of owning and operating two state-licensed cannabis dispensaries located at 3907 Falls Road, Baltimore, and 4007 Norbeck Road, Suite A, Rockville (collectively, the “Dispensaries”) in Maryland (the “Business”).

D. All of the currently issued and outstanding membership interest units of Company (the “Units”) are owned by the Members.

E. Vireo desires to obtain an option to acquire all Units of Company on the terms and subject to the conditions of this Agreement.

F. The Members are willing to grant Vireo an option to purchase the Units on the terms and subject to the conditions of this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the recitals listed above and the terms and mutual covenants set forth below, and other good and valuable consideration, the Parties hereby agree as follows:

1. Option to Purchase. The Members individually and jointly hereby grant to Vireo or its designee (the “Purchaser”) an option (the “Option”) to purchase all, but not less than all, of the Units then owned by the Members, in the aggregate (the “Members’ Units”), as set forth in this Section 1. Notwithstanding anything to the contrary, Vireo may not exercise the Option within one month prior to or three months after the completion of a Dispensary Relocation (hereinafter defined).

1.1. Purchase Price and Terms. The purchase price for the Units (the “Purchase Price”) if Vireo exercises the Option, shall be: (a) $6.4 million if the Company shall not have relocated either or both of the Dispensaries to a new location (any such relocation, a “Dispensary Relocation”) prior to delivery of the Option Notice; (b) if Vireo exercises the Option at least twelve (12) months after completion of a Dispensary Relocation, an amount equal to the net revenues of the Business for the twelve (12) months immediately preceding the date of the Option Notice (hereinafter defined); or (c) if Vireo exercises the Option at any other time permitted hereunder, an amount equal to the mean monthly net revenues of such dispensary since the occurrence of the Dispensary Relocation, adjusted for returns and doubtful accounts receiveable, multiplied by 12. The Purchase Price shall be payable by Purchaser as follows: the Cash Component, payable at Closing (hereinafter defined) via Federal funds wire transfer; the delivery and performance by Purchaser under the Subordinate Note, and the assumption by the Purchaser of the Existing Promissory Note. The Purchase Price shall be determined within ten (10) days after a written request by Vireo and in all events the Purchase Price may, in the Vireo’s sole discretion, be determined prior to exercise of

1

the Option. A request to determine the Purchase Price shall not obligate Vireo to exercise the Option. For the purposes of this Agreement, (a) “Cash Component” shall mean $1,600,000.00; (b) “Subordinate Note” shall mean one or more promissory notes made by Vireo in the aggregate original principal amount of the Subordinate Note Original Principal Amount, to the Members pro rata to their percentages of ownership, which note shall bear interest at 8% per annum, payable monthly, shall fully amortize over a five-year term, and which shall be fully subordinated to the rights of the creditor(s) under the Existing Promissory Note; and (c) “Existing Promissory Note” shall mean a certain Promissory Note and Security Agreement dated June 6, 2023, made by Company and other parties in favor of Chicago Atlantic Credit Opportunities, LLC, in the maximum principal amount of $4.0 million. The “Subordinate Note Original Principal Amount” shall mean the difference between the Purchase Price and $5.4 million.

1.2. Option Period . The period of time during which Vireo may exercise the Option shall commence on August 11, 2023 and shall terminate on August 10, 2025 (the “Option Period”). Vireo shall have the right to exercise the Option at any time during the Option Period by delivering to Company written notice of Vireo’s intent to exercise the Option (an “Option Notice”). Company shall be responsible for notifying each Member of receipt of the Option Notice.

1.3. Title . If Vireo exercises the Option, the Members will transfer the Units to Vireo or its designee at the Closing (as hereinafter defined) with good and marketable title, free and clear of all encumbrances.

1.4. Due Diligence. Vireo shall have fifteen (15) days from the date of delivery of the Option Notice (the “Pre-Closing Period”) in which to perform all reasonable and customary due diligence as Vireo may choose to do with respect to the finances, regulatory compliance, employee matters, employee beneifts, and other matters in Vireo’s sole discretion and at Vireo’s sole expense. During the Pre-Closing Period, Vireo will have the right to conduct any investigations that it deems advisable with respect to Company (including, but not limited to a review or audit of any or all loan files). Company will cooperate fully and promptly with Vireo’s due diligence investigation. Company will provide updates on material changes and developments affecting Company during the Pre-Closing Period. Vireo may terminate its right to purchase the Members’ Units at any time during the Pre-Closing Period in its sole discretion by delivery of a written notice to Company and each Member selling Units of such termination (an “Option Termination Notice”). Commencing with the year-ended December 31, 2023 and for the duration of the Option Period, Company shall cause its annual financial statements to be audited in accordance with generally accepted accounting principles, consistently applied, by a certified public accounting firm selected by Company, at Company’s sole cost and expense.

1.5. Closing. If the Option is exercised by delivery of an Option Notice and not timely terminated by delivery of an Option Termination Notice, a closing (the “Closing”) shall occur at a mutually agreeable time by electronic delivery of documents and overnight delivery of original documents on or before the later of: (i) sixty (60) days from the date of delivery of the Option Notice and (ii) thirty (30) days following approval of the transaction by all necessary state regulators, as applicable (the “Closing Date”).

1.6. Form of Payment. At Closing, Vireo or its designee shall pay each Member the Purchase Price for its respective Members’ Units, in Vireo’s sole discretion, either in cash or by wire transfer to the account specified by such Member.

2

1.7. Documentation. Each Selling Member shall execute a definitive purchase agreement and ancillary documents thereto, each on terms reasonably acceptable to Vireo, for the transaction which will include customary representations and warranties with respect to such Member’s ownership of the Members’ Units the Member is selling to Vireo or its designee.

2. Representations and Warranties of Members. Each Member, severally and not jointly, as of the Effective Date, and again at the Closing Date, certifies, represents, and warrants to Vireo and its designee, if any, that:

2.1. Authority and/or Capacity. If Member is an entity, it is duly formed, validly existing and in good standing under the laws of the state of its organization and has full power and authority to enter into and perform this Agreement and all documents, instruments and agreements contemplated by this Agreement, and to carry out the transactions contemplated hereby and thereby; and this Agreement has been executed, and such other documents, instruments and agreements have been or will be executed, by a duly authorized representative of such Member.

2.2. Binding Option. Upon the Member’s complete execution of this Agreement, this Agreement shall be binding and enforceable against the Member in accordance with its terms.

2.3. Good and Marketable Title. Member has good and marketable record title and ownership of the Units the Member purports to own and the Units are not subject to any monetary liens or judgments.

3. Representations and Warranties of Vireo. Vireo, as of the Effective Date, and again at the Closing Date, certify, represent, and warrant to each Member selling Units to Company that Vireo is duly formed, validly existing and in good standing under the laws of the state of its organization and has full power and authority to enter into and perform this Agreement and all documents, instruments and agreements contemplated by this Agreement, and to carry out the transactions contemplated hereby and thereby; and this Agreement has been executed, and such other documents, instruments and agreements have been or will be executed, by a duly authorized representative of Vireo.

4. Consideration. In consideration for the Option granted herein, Vireo hereby agrees that Vireo or its affiliate will enter into and perform under a certain Consulting Agreement, substantially in the form of Exhibit A hereto, related to assisting Company with the operation of the Business.

5. Non-Solicitation Agreements. Upon purchase of a Member’s shares by Vireo pursuant to this Agreement, such Member (or its ultimate owners or beneficiaries if the Member is an entity or trust) shall enter into a customary non-solicitation agreement whereby such Member will agree not to solicit the employees, representatives or customers of Company or Vireo for a period of two (2) years from the date of the Closing..

3

6. Miscellaneous .

6.1. Adjustment of Purchase Price in Event of Bankruptcy. If any Units are being purchased under this Agreement due to the Bankruptcy of a Member, and the Bankruptcy Court presiding over such Bankruptcy determines that the price established by this Agreement would work as forfeiture and that this Agreement would therefore be unenforceable, then the purchase price for such Units shall be adjusted as determined by such court in order to avoid such forfeiture and the remaining terms of this Agreement shall continue to be enforceable.

6.2. Governing Law. This Agreement shall be construed in accordance with, and governed by the substantive laws of, the State of Maryland, without reference to principles governing choice or conflicts of laws.

6.3. Captions. The captions used in this Agreement are for ease of reference only and shall not define or limit the provisions hereof.

6.4. Counterparts. The parties may execute this Agreement in one or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same agreement.

6.5. Attorneys’ Fees. In the event of a dispute between or among any of the Parties arising under this Agreement, the Party prevailing in such dispute shall be entitled to recover such Party’s costs from the non-prevailing Party or Parties, including without limitation court costs and reasonable attorneys’ fees.

7. Notices. Any notice permitted or required to be given hereunder may be given personally, by overnight mail, regular US mail, email or by certified mail at the election of the party giving notice. Notice given by mail shall be deemed given on the date postmarked and addressed as follows:

TO COMPANY:
c/o Evangelos Halakos 100 Montana Drive Chadds Ford, PA 19317
TO ANY MEMBER:

Evangelos Halakos 100 Montana Drive Chadds Ford, PA 19317	Demetrios Halakos 201 South Ashview Lane Wilmington, DE 19807
Ioannis Halakos 41 Trimble Turn Lane Hockessin, DE 19707
TO VIREO:
Attn: General Counsel 207 S. 9th St.
Minneapolis MN 55402

The foregoing addresses may be changed at any time by written notice to the other parties.

4

8. Further Actions. Each Party agrees to execute and deliver all such documents and perform all such further acts as may be reasonably necessary or appropriate to carry out the provisions of this Agreement.

9. Entire Agreement. This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements between or among the Parties relating to the subject matter of this Agreement.

10. Amendment and Termination. The Parties may not amend, modify or terminate this Agreement except by a written agreement signed by each of the Parties to this Agreement.

IN WITNESS WHEREOF the Parties have executed this Agreement in counterparts to be effectives as of the date hereinabove first written.

[Signatures omitted]

5

Exhibit 10.48

FIRST AMENDMENT TO CONSULTING AGREEMENT

This First Amendment to Consulting Agreement (the “Amendment”) is effective as of the 20th day of September, 2023 (“Effective Date”), and is made by and between Goodness Growth Holdings, Inc., a British Columbia corporation with a mailing address of 207 South Ninth Street, Minneapolis, MN 55402 (the “Company”) and Grown Rogue Unlimited, LLC, an Oregon limited liability company with a mailing address of 550 Airport Road, Medford, OR 97501 (“Consultant”).

RECITALS:

A.  Company and Consultants are parties to a written Consulting Agreement dated May 24, 2023 (the “Consulting Agreement”) wherein Consultant is providing certain consulting services.

B.  Company and Consultant desire to amend certain terms the Consulting Agreement to as specifically set forth in this Amendment to adjust the terms of the compensation paid by Company to Consultant and warrants issued by Company to Consultant.

NOW THEREFORE, in consideration of mutual agreements contained herein, Company and Consultant hereby agree that the Consulting Agreement is hereby amended as follows:

1.Definitions:  Any term or phrase with an initial capitalized letter shall have the meaning given it in this Amendment, or if not so defined, shall have the meaning given it in the Consulting Agreement.

2.Section 3. Compensation A. Fees is hereby deleted and the following substituted therefor:

A.	Fees.

i. For the services described in Exhibit B, except as specifically described in this Section 2.A, during the Term of this Agreement Company agrees to pay Consultant a sum equal to Twenty Per Cent (20%) (the “Base Fees”) of any increase (the “ANI Increase”) in Company’s quarterly adjusted net income from operations (~~the~~ “ANI”) for the ~~aggregate of~~ Company’s Minnesota business operations (the Minnesota Business”) and Maryland business operations (the “Maryland Business”) over the ~~Q4 (October 1 through December 31) 2022 ANI~~ Baseline ANI (as defined in Exhibit C) ~~plus~~ as such calculated Baseline ANI may be increased by the amount of any annual increase in CPI-U (all items) for the period between June 1, 2023, and the date of calculation ~~for such operations~~. Base Fees for each of the Company’s Minnesota and Maryland operations shall be calculated separately for each of Company’s fiscal quarters using ANI as described in, and calculated in accordance with, Exhibit C. Company will pay Consultant a minimum monthly amount of $25,000 for Maryland and $25,000 for Minnesota (respectively, the “Maryland Minimum Monthly Fee” and the “Minnesota Minimum Monthly Fee”). The Parties agree that the Maryland Minimum Monthly Fee and the Minnesota Minimum Monthly Fee paid by Company will be credited to any amount owed by Company to Consultant for quarterly Base Fees. Notwithstanding anything to the contrary, the Base Fees for the Maryland Business for the period July 1, 2023, through September 30, 2023, shall be $25,000 per month.

ii. If Company determines, acting reasonably and in good faith, that the quarterly ANI Increase for a given fiscal quarter is at least Fifty Per Cent (50%) attributable to Consultant’s services described in Exhibit B, Company shall pay Consultant an additional sum up to Seven and a Half Per Cent (7.5%) of ANI Increase (the “Additional Base Fees”). If Company determines, acting reasonably and in good faith, that the quarterly ANI Increase for a given fiscal quarter is at least Seventy-Five Per Cent (75%) attributable to Consultant’s services described in Exhibit B, Company shall pay Consultant an additional sum up to Seven and a Half Per Cent (7.5%) of ANI Increase (the “Final Additional Base Fees”).

iii. For the purposes of calculating Additional Base Fees and Final Additional Base Fees, Company shall provide Consultant with its determination of the ANI Increase attributable to Consultant’s services within thirty (30) days of the end of Company’s fiscal quarter (the “Fee Attribution Statement”) on a form mutually agreeable to both Parties.  Consultant shall have ten (10) days to accept or dispute the Fee Attribution Statement or dispute Company’s calculation pursuant to Section 3.B. If Consultant does not respond to the Fee Attribution Statement within the ten (10) day period (the “Fee Attribution Statement Review Period”), Consultant shall forfeit any dispute rights and Company shall make any payment for Additional Base Fees and Final Additional Base Fees in accordance with its calculation set forth on the Fee Attribution Statement.

3.Section 3. Compensation D. Payment shall be amended to add the following sentence at the beginning of the Section: “Company shall pay the Maryland Minimum Monthly Fee and the Minnesota Minimum Monthly Fee to Consultant for each calendar month within thirty (30) days after the end of such month.” The remainder of the text in this subsection shall be unamended.

4.Section 3. Compensation G. Consultant Warrants shall be amended at the end of the Section and the remainder of the Section shall be unamended: “If the Consulting Agreement is terminated due to a Company Insolvency Event, any outstanding Consultant warrants granted to Company shall be cancelled and terminated with immediate effect.” The remainder of the text in this subsection shall be unamended.

5.The definition of “Baseline ANI” in Exhibit C shall be amended in its entirety to state “'Baseline ANI' is the amount of USD$2,499,899, which is equal to the sum of the ANI calculated as the average of the ANI for Q3 2022 and Q4 2022 for the Minnesota business of Company and the average of the ANI for Q1 2022, Q2 2022, Q3 2022, and Q4 2022 for the Maryland business of Company.” Exhibit C to the Consulting Agreement is hereby deleted and the attached Exhibit C-1 substituted therefor. All references in the Consulting Agreement to Exhibit C shall be deemed to refer to Exhibit C-1.

6.Effect.  Except as specifically amended by this Amendment, the terms of the Consulting Agreement shall remain in full force and effect and are hereby ratified by the parties.

IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to Consulting Agreement to be executed as of the Effective Date first above written.

[Signature Page Omitted]

EXHIBIT C-1

to

Independent Consultant Agreement

Following is a description of the calculation of Adjusted Net Income (“ANI”) for purposes of the Consulting Agreement between Company and Consultant. Consultant’s compensation will be based on the improvement in Company’s quarterly ANI for its markets in MN and MD relative to a preset baseline. ANI will be calculated separately for the Maryland Business and the Minnesota Business for each relevant period.

1.	Quarterly Consolidating Income Statements

ANI shall be calculated by market and operating entity in order to measure the contribution from the MN and MD markets. Company’s Accounting department shall be responsible for providing Consultant a consolidating income statement every quarter, which will match Company’s publicly-filed, GAAP-compliant income statement on a consolidated basis.

2.	Calculation of ANI

Quarterly ANI is calculated for each market with the following steps:

●	Revenue
●	Minus product costs
●	Minus selling, general and administrative expenses
●	Minus interest expense, for operating entities only
o	Corporate interest expense is excluded
●	Plus (minus) other income (expenses)
●	Minus current income tax expense
●	Minus inventory adjustment, as defined below
●	Minus CapEx adjustment, as defined below

The following line items from Company’s publicly-filed income statements are excluded from the calculation:

●	Inventory valuation adjustments
●	Stock-based compensation expenses
●	Depreciation
●	Amortization
●	Impairment of long-lived assets
●	Loss on sale of property and equipment
●	Gain on disposal of assets
●	Deferred income tax expense
●	Any other extraordinary or nonrecurring items that may arise in the future, as mutually agreed upon by both Parties in good faith.

Defined terms from the calculated are defined below:

●	“Inventory Adjustment”: this adjustment is intended to capture the cash flow impact of Company’s accumulation or depletion of inventory. It is calculated as the quarterly change in inventory from the balance sheet, plus the inventory valuation adjustment from the income statement.
●	“Capital Expenditures Adjustment”: This adjustment is intended to deduct a depreciation charge for any capital expenditures that Consultant recommends to Company, which Company has the absolute right to accept or deny in its sole discretion. For any such recommended capital expenditures, the amount of depreciation charged against the asset in accordance with GAAP guidelines will be deducted from ANI for the duration of the Consulting Agreement.
●	“Baseline ANI” is the amount of ~~USD$2,140,260~~ USD$2,778,524 for the Minnesota Business and USD$(278,625) for the Maryland Business~~, which is equal to ANI for the MN and MD markets in Q4 2022~~.

Other notes on the calculation of ANI:

●	The Company’s current income tax expense is calculated on a consolidated basis for MN~~, NY,~~ and MD, so it must be manually allocated to the MN and MD markets based on proportional gross profit for the quarter.

Exhibit 10.49

NOTICE:	YOU ARE ADVISED TO CONSULT WITH AN ATTORNEY PRIOR TO EXECUTING THIS AGREEMENT

CONFIDENTIAL SEPARATION AGREEMENT, WAIVER AND RELEASE

THIS CONFIDENTIAL SEPARATION AGREEMENT, WAIVER AND RELEASE (the “Agreement”) is made by and between Vireo Health, Inc., a Delaware corporation (together with any predecessor employers and current or former joint employers and the parent, subsidiary and affiliated companies of each of the foregoing, the “Company”), and John Heller (“Employee” and, together with his heirs, executors, administrators, successors, and assigns the “Releasors”).

RECITALS

WHEREAS, Employee is employed by the Company as Chief Financial Officer, pursuant to an Employment Agreement dated December 1, 2020 (the “Original Agreement”), as amended by a First Amendment to Employment Agreement dated as of February 2, 2022, a Second Amendment to Employment Agreement dated December 14, 2022, and a Third Amendment to Employment Agreement dated June 7, 2023 (collectively with the Original Agreement, the “Employment Agreement”); and

WHEREAS, the Company and Employee have mutually agreed to separate Employee’s employment; and

WHEREAS, the Company has agreed to provide certain post-separation benefits to Employee notwithstanding the terms of the Employment Agreement; and

WHEREAS, Employee and the Company desire to separate on an amicable basis and to resolve and settle any potential or actual claims or disputes between them.

AGREEMENT

NOW THEREFORE, for good and valuable consideration, Employee and the Company hereby agree as follows:

1.Last Day of Employment. Employee hereby resigns his position as Chief Financial Officer of the Company, effective at 5:00 pm Central Time on September 29, 2023 (the “Separation Date”). The Company accepts such resignation.

2.Compensation on and After Termination. On the Separation Date, or if permitted by applicable law, on the next regular payroll date following the Separation Date, the Company will pay Employee’s wages earned through the Separation Date, less applicable taxes and withholding. Employee is entitled to no other wages, commissions, PTO, sick pay, bonuses, benefits or other compensation.

3.Separation Benefits. Notwithstanding the provisions of the Employment Agreement, provided that Employee duly executes and delivers, and does not subsequently revoke acceptance of, this Agreement, Company agrees to provide the following additional benefits to Employee:

a.	The Company agrees to make lump-sum payment of $100,000.00 (the “Separation Payment”) to Employee in consideration of the releases contained in Section 6 of this Agreement and other undertakings and covenants by Employee hereunder. The Separation Payment will be due within thirty (30) days after the Effective Date (hereinafter defined), if such date occurs; and

b.	As approved by a consent resolution of the Board on September 22, 2023, Goodness Growth Holdings, Inc., a British Columbia corporation and the Company’s parent company (“Parent”), has agreed to permit the vesting of 328,735 stock options granted by Parent to Employee pursuant to a Stock Option Agreement dated June 7, 2023, with an exercise price of US$0.1757 per subordinate voting share and an expiration date of June 6, 2033, on the Effective Date, which stock options would otherwise have lapsed but for the application of this paragraph.

As a condition of receiving the financial and other benefits set forth in this Section 3, Employee is delivering the releases of claims set forth in Section 6 of this Agreement.

4.No Consideration Absent Execution of this Agreement and No Revocation.

Employee understands and agrees that Employee is not otherwise owed and would not receive the payments specified in Section 3 above, except for Employee’s execution of this Agreement and strict fulfillment of the promises contained herein.

5.Employee Representations

Employee specifically represents, warrants, and confirms that Employee:

(a)has not filed any claims, complaints, or actions of any kind against the Company with any court of law, or local, state, or federal government or agency;

(b)has not made any claims or allegations to the Company related to sexual harassment or sexual abuse, and that none of the payments set forth in this Agreement are related to sexual harassment or sexual abuse;

(c)has received all salary, wages, commissions, bonuses, and other compensation due to Employee, with the exception of Employee's final payroll check for salary through and including the Separation Date, which will be paid on the next regularly scheduled payroll date for the pay period including the Separation Date;

(d) has not suffered any known injuries or occupational diseases during the time he/she has provided services to the Company; and

1

(e)has not engaged in and is not aware of any unlawful conduct relating to the business of Company, excepting only any violations of the Controlled Substances Act and related regulations related to the cultivation, processing and/or distribution of marijuana.

6.General Release, Claims Not Released and Related Provisions

a.General Release of All Claims. In exchange for the consideration provided under this Agreement, Employee, on his own behalf and on behalf of the Releasors, knowingly and voluntarily releases and forever discharges, to the fullest extent permitted by law, the Company and its related entities, parent companies, owners, members, managers, affiliates, subsidiaries, divisions, predecessors, insurers and reinsurers, successors and assigns, and the current and former employees, attorneys, officers, directors and agents thereof, both individually and in their business capacities, and their employee benefit plans and programs and their administrators and fiduciaries, all of whom are intended third-party beneficiaries of this Agreement (collectively referred to throughout the remainder of this Agreement as the “Releasees”), of and from any and all claims, known and unknown, asserted or unasserted, which Employee has or may have against any of the Releasees as of the date of execution of this Agreement, including, but not limited to, those arising, directly or indirectly, out of (a) any promise, agreement, offer letter, contract, or understanding (including the Employment Agreement), (b) common or tort law, or (c) the laws, statutes, and/or regulations of the State of Minnesota, any other state, any local entity, or the United States, including, but not limited to, each of the following, as the same may have been amended from time to time:

●	Any federal, state or local law, rule, regulation, or ordinance;
●	Any public policy, contract, tort, or common law;
●	The Age Discrimination in Employment Act, as amended;
●	Title VII of the Civil Rights Act of 1964, as amended;
●	The Civil Rights Act of 1991;
●	The Lily Ledbetter Fair Pay Act of 2009;
●	The Employee Retirement Income Security Act of 1974 ("ERISA") (except for any vested benefits under any tax qualified benefit plan), including any claims for benefits under the Company’s health insurance plans;
●	The Immigration Reform and Control Act;
●	The Americans with Disabilities Act of 1990;
●	The Fair Credit Reporting Act;
●	The Sarbanes-Oxley Act of 2002;
●	The Occupational Safety and Health Act;
●	The Equal Pay Act;
●	The Fair Labor Standards Act;
●	The Immigration Reform and Control Act;
●	The Family Medical Leave Act of 1993;
●	The Workers Adjustment and Retraining Notification Act;
●	The Federal False Claims Act;
●	The Minnesota Human Rights Act;
●	The Minnesota Equal Pay for Equal Work Law;

2

●	The Minnesota Termination of Sales Representatives Act;
●	The Minnesota Whistleblower Act;
●	The Minnesota Whistleblower Protection Laws;
●	The Minnesota Parental Leave Act; and
●	Any basis for recovering costs, fees, or other expenses including attorneys' fees incurred in these matters.

Each of the above shall include, in each instance, any amendments and respective implementing regulations. The identification of specific statutes is for purposes of example only and the omission of any specific statute or law shall not limit the scope of this general release in any manner.

For purposes of clarity, nothing in this section will prevent or impede the Releasors from asserting any defenses to claims made against Employee by the Company.

b.Specific Release of ADEA Claims.

In further consideration of the payments and benefits provided to Employee in this Agreement, the Releasors hereby irrevocably and unconditionally fully and forever waive, release, and discharge the Releasees from any and all Claims, whether known or unknown, from the beginning of time through the date of Employee's execution of this Agreement arising under the Age Discrimination in Employment Act (“ADEA”), as amended, and its implementing regulations. By signing this Agreement, Employee hereby acknowledges and confirms that:

(i) Employee has read this Agreement in its entirety and understands all of its terms;

(ii) by this Agreement, Employee has been advised in writing to consult with an attorney of Employee's choosing and has consulted with counsel if and to the extent Employee believed was necessary before signing this Agreement;

(iii) Employee knowingly, freely, and voluntarily agrees to all of the terms and conditions set out in this Agreement including, without limitation, the waiver, release, and covenants contained in it;

(iv) Employee is signing this Agreement, including the waiver and release, in exchange for good and valuable consideration in addition to anything of value to which Employee is otherwise entitled;

(v) Employee was given at least forty-five (45) days to consider the terms of this Agreement and consult with an attorney of Employee's choice, although Employee may sign it sooner if desired and any subsequent changes to this Agreement, whether material or immaterial, do not restart the running of the 45-day period;

(vi) Employee understands that Employee has seven (7) days after signing this Agreement to revoke the release in this paragraph by delivering notice of revocation to Michael Schroeder, General Counsel, Vireo Health, Inc., 207 South Ninth Street, Minneapolis MN 55402, email: michaelschroeder@vireohealth.com by email or overnight delivery before the end of this seven-day period; and

(vii) Employee understands that the release contained in this paragraph does not apply to rights and claims that may arise after Employee signs this Agreement.

c.Rights Not Waived. Employee is not waiving any rights Employee may have to: (a) pursue claims which by law cannot be waived by signing this Agreement; (b) exercise any rights Employee might have under the National Labor Relations Act, 29 U.S.C. §§ 151-169, as amended, or any rules or regulations promulgated thereunder; (c) enforce this Agreement; and/or (d) challenge the validity of this Agreement.

3

d.Governmental Agencies. Nothing in this Agreement prohibits or prevents Employee from filing a charge with or participating, testifying, or assisting in any investigation, hearing, whistleblower proceeding or other proceeding before any federal, state, or local government agency, nor does anything in this Agreement preclude, prohibit, or otherwise limit, in any way, Employee’s rights and abilities to contact, communicate with, report matters to, or otherwise participate in any whistleblower program administered by any such agencies. However, to the maximum extent permitted by law, Employee agrees that if such an administrative claim is made, Employee shall not be entitled to recover any individual monetary relief or other individual remedies.

e.Collective/Class Action Waiver. If any claim is not subject to release, to the extent permitted by law, the Releasors waive any right or ability to be a class or collective action representative or to otherwise participate in any putative or certified class, collective or multi-party action or proceeding based on such a claim to which the Company or any other Releasee identified in this Agreement is a party.

7.Restrictions on the Use of Information Obtained during the Course of Employee’s Relationship with the Company. During the course of Employee’s relationship with the Company, Employee has been given access to the Company’s Confidential Information (as defined below) for his/her use solely in connection with the services provided to the Company. For purposes of this provision, “Confidential Information” means proprietary information that the Company has developed or possessed, with or without the assistance of Employee, which is not generally known in the industry, is not part of the public domain, and is information that Employee has reason to know is, or that the Company has maintained or designated as, confidential, proprietary, competitively sensitive or commercially valuable.

Employee will not, directly or indirectly, disclose or use for Employee’s own benefit or the benefit of any third-party, or allow the disclosure or use of, any Confidential Information by another person or entity, except if required by law.

8.Effective Date. This Agreement shall not become effective until the eighth (8th) day after/day Employee signs, without revoking, this Agreement ("Effective Date"). No payments due to Employee under this Agreement shall be made or begin before the Effective Date.

9.Assignment and Ownership of Intellectual Property. Employee acknowledges and agrees that the Company shall retain ownership of any content, data or information provided by the Company, respectively, to Employee in any format, and any trademarks, copyrights, patents, trade secrets or other intellectual property of the Company, respectively, whenever developed (the “Intellectual Property”), including, but not limited to, any Intellectual Property created by, or incorporated by, Employee into the materials or work product produced during Employee’s time as an employee of the Company. Employee hereby irrevocably assigns to the Company all Intellectual Property and the Company retains exclusive rights to the Intellectual Property developed by Employee during the period Employee performed services for the Company. The entire copyright and all other intellectual property rights of any nature in the materials and work product produced by Employee pursuant to the Agreement are and shall remain the sole and exclusive property of the Company. Employee shall execute any documents evidencing the assignments by Employee and retention of ownership by the Company as the Company may request at any time.

4

10.Non-Disparagement. Employee agrees and covenants that Employee shall not at any time make, publish, or communicate to any person or entity or in any public forum any defamatory, maliciously false, or disparaging remarks, comments, or statements concerning Company or its businesses, or any of its employees, officers, or directors, now or in the future. Should the Company be contacted regarding Employee by any prospective employer, the Company shall provide dates of employment and job title only.

This Section does not in any way restrict or impede Employee from exercising protected rights, including rights under the National Labor Relations Act (NLRA) or the federal securities laws, including the Dodd-Frank Act, to the extent that such rights cannot be waived by agreement or from complying with any applicable law or regulation or a valid order of a court of competent jurisdiction or an authorized government agency, provided that such compliance does not exceed that required by the law, regulation, or order.

11.Confidentiality of Agreement. Employee agrees and covenants that Employee shall not disclose any of the negotiations of, terms of, or amount paid under this Agreement to any individual or entity; provided, however, that Employee will not be prohibited from making disclosures to Employee's spouse or domestic partner, attorney, tax advisors, or as may be required by law.

This Section does not in any way restrict or impede Employee from exercising protected rights to the extent that such rights cannot be waived by agreement or from complying with any applicable law or regulation or a valid order of a court of competent jurisdiction or an authorized government agency, provided that such compliance does not exceed that required by the law, regulation, or order.

To the extent to any conflict between this Agreement and any other agreement confidentiality between the parties, the terms of this Agreement shall prevail.

12.Remedies. In the event of a breach or threatened breach by Employee of any of the provisions of this Agreement, Employee hereby consents and agrees that the Company shall be entitled to seek, in addition to other available remedies, a temporary or permanent injunction or other equitable relief against such breach or threatened breach from any court of competent jurisdiction, without the necessity of showing any actual damages or that money damages would not afford an adequate remedy, and without the necessity of posting any bond or other security. Any equitable relief shall be in addition to, not instead of, legal remedies, monetary damages, or other available relief.

If Employee fails to comply with any of the terms of this Agreement or post-employment obligations contained in it, or if Employee revokes the ADEA release contained in Section 4 within the seven-day revocation period, the Company may, in addition to any other remedies it may have, terminate any benefits or payments that are later due under this Agreement, without waiving the releases provided in it.

The Parties mutually agree that this Agreement can be specifically enforced in court and can be cited as evidence in legal proceedings alleging breach of the Agreement.

13.	Successors and Assigns.

(a) Assignment by the Company. The Company may freely assign this Agreement at any time. This Agreement shall inure to the benefit of the Company and its successors and assigns.

5

(b) No Assignment by Employee. Employee may not assign this Agreement in whole or in part. Any purported assignment by Employee shall be null and void from the initial date of the purported assignment.

14.Return of Property. Employee affirms that Employee has returned all of the Company’s property and equipment and/or documents (including paper and electronic versions), of any confidential information in Employee’s possession or control except as may be required to perform any other services for the Company as an independent contractor.

15.Governing Law and Interpretation. This Agreement shall be governed and conformed in accordance with the laws of the State of Minnesota without regard to its conflict of laws provisions. In the event of a breach of any provision of this Agreement, either Party may institute an action specifically to enforce any term or terms of this Agreement and/or to seek any damages for breach in the District Court, Hennepin County. Should any provision of this Agreement be declared illegal or unenforceable by any court of competent jurisdiction and should such provision be unable to be modified to be enforceable, excluding the general release language, such provision shall immediately become null and void, leaving the remainder of this Agreement in full force and effect.

16.Non-admission of Wrongdoing. Employee and the Company agrees that neither this Agreement nor the furnishing of the consideration for this Agreement shall be deemed or construed at any time for any purpose as an admission by the Company or Employee of wrongdoing or evidence of any liability or unlawful conduct of any kind.

17.Amendment. This Agreement may not be modified, altered or changed except in writing and signed by both Parties wherein specific reference is made to this Agreement.

18.Entire Agreement. This Agreement, together with such confidentiality and/or restrictive covenant agreements heretofore executed by Employee to which Employee remains bound, sets forth the entire agreement between the Parties hereto, and fully supersedes any prior agreements or understandings between the Parties. Employee acknowledges that he/she has not relied on any representations, promises, or agreements of any kind made to Employee in connection with Employee’s decision to accept this Agreement, except for those set forth in this Agreement. Notwithstanding the foregoing, any rights that Employee may have under Sections 1 and 2 of the First Amendment to Employment Agreement, dated as of February 2, 2022, between Employee and the Company, remain in effect. For clarity, all vesting of incentive stock options and restricted stock units received from the Company or its predecessors ceases on the Separation Date, except as may be expressly set forth in Section 3 hereof.

The Parties knowingly and voluntarily sign this Confidential Separation Agreement, Waiver and Release as of the date(s) set forth below:

[Signature Page Omitted]

6

Exhibit 31.1

CERTIFICATION PURSUANT TO

RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Joshua Rosen, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Goodness Growth Holdings, Inc.;
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; and
(b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(c)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.
5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 14, 2023

By:	/s/ Joshua Rosen
Joshua Rosen
Interim Chief Executive Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the report of Goodness Growth Holdings, Inc. (the “Company”) on Form 10-Q for the period ended September 30, 2023 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned, in the capacities and on the dates indicated below, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Joshua Rosen
Joshua Rosen
Interim Chief Executive Officer
November 14, 2023